Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditors’ Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-134

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2025, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2025 and 2024, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2025 and 2024 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 5, 2025, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2024, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2025

This report is effective as of November 14, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

The accompanying condensed consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024

	September 30, 2025	December 31, 2024

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4 and 6)	29,232,549	27,281,123
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 21)	32,610,872	25,202,672
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	74,302,374	43,797,745
Securities at amortized cost (Notes 4, 9, and 11)	18,676,341	19,203,177
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 35)	418,157,321	398,471,816
Investments in joint ventures and associates (Note 12)	2,069,961	1,748,810
Reinsurance contract assets (Note 17)	587,980	—
Investment properties	1,012,162	450,788
Premises and equipment	3,699,909	3,370,585
Intangible assets	1,081,854	1,091,402
Assets held for sale	191,475	73,989
Net defined benefit asset (Note 19)	2,025	146,109
Current tax assets	158,502	61,613
Deferred tax assets	485,670	72,937
Derivative assets (Designated for hedging) (Notes 4,11 and 21)	244,414	175,191
Other assets (Notes 13 and 35)	4,443,001	4,605,363

Total assets	586,956,410	525,753,320

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 14 and 21)	5,124,693	9,896,597
Deposits due to customers (Notes 4,11,15 and 35)	370,070,833	366,821,156
Borrowings (Notes 4, 11 and 16)	28,812,050	30,117,031
Debentures (Notes 4, 11 and 16)	52,182,652	48,207,103
Insurance contract liabilities (Note 17)	47,512,619	—
Reinsurance contract liabilities (Note 17)	133,799	—
Provisions (Notes 18, 34 and 35)	692,298	611,428
Net defined benefit liability (Note 19)	224,209	5,424
Current tax liabilities	654,957	127,126
Deferred tax liabilities	546,859	858,822
Derivative liabilities (Designated for hedging) (Notes 4,11 and 21)	397,188	102,815
Other financial liabilities (Notes 4, 11, 20 and 35)	42,604,856	32,314,051
Other liabilities (Notes 20 and 35)	847,889	796,498

Total liabilities	549,804,902	489,858,051

EQUITY
Owners’ equity (Note 22)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,510,947	3,810,435
Capital surplus	934,285	934,100
Other equity	(1,537,308)	(1,400,885)
Retained earnings	28,645,003	26,950,510

	35,355,603	34,096,836

Non-controlling interests	1,795,905	1,798,433

Total equity	37,151,508	35,895,269

Total liabilities and equity	586,956,410	525,753,320

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month

	(Korean Won in millions, except for earnings per share data)
Interest income	5,365,876	15,785,652	5,528,854	16,416,730
Financial assets at FVTPL	92,687	213,246	63,077	177,943
Financial assets at FVTOCI	576,464	1,252,091	321,039	947,675
Financial assets at amortized cost	4,691,975	14,315,565	5,144,738	15,291,112
Insurance finance	4,750	4,750	—	—

Interest expense	(3,149,097)	(9,055,065)	(3,309,361)	(9,802,138)
Financial liabilities at amortized cost	(2,766,848)	(8,672,816)	(3,309,361)	(9,802,138)
Insurance finance	(382,249)	(382,249)	—	—

Net interest income (Notes 24 and 35)	2,216,779	6,730,587	2,219,493	6,614,592

Fees and commissions income	779,182	2,220,386	727,044	2,160,227
Fees and commissions expense	(215,534)	(622,986)	(198,408)	(573,425)

Net fees and commissions income (Notes 25 and 35)	563,648	1,597,400	528,636	1,586,802

Dividend income (Notes 26 and 35)	137,427	279,860	50,755	203,493

Insurance income	528,129	528,129	—	—
Insurance	507,862	507,862	—	—
Reinsurance	20,267	20,267	—	—
Insurance service expense	(472,399)	(472,399)	—	—
Insurance service	(453,688)	(453,688)	—	—
Reinsurance service	(18,711)	(18,711)	—	—
Net insurance income (Note 17)	55,730	55,730	—	—
Other insurance finance income and expenses (Note 17)	(178,665)	(178,665)	—	—
Net gain(loss) on financial instruments at FVTPL (Note 27)	534,290	411,354	(120,117)	782,001
Net gain on financial assets at FVTOCI (Note 28)	43,817	124,640	43,212	81,727
Net gain arising on financial assets at amortized cost	8,652	61,803	99,484	265,129
Impairment loss due to credit loss (Notes 29 and 35)	(575,659)	(1,518,969)	(478,278)	(1,253,770)
General and administrative expense (Notes 30 and 35)	(1,210,091)	(3,689,177)	(1,057,118)	(3,158,105)
Other net operating income and expense (Notes 21, 30 and 35)	(607,898)	(908,819)	(109,046)	(1,540,839)

Operating income (Note 5)	988,030	2,965,744	1,177,021	3,581,030

Share of gain of joint ventures and associates (Note 12)	15,102	86,790	15,945	55,576
Other non-operating income and expense	525,922	527,600	7,744	(45,037)

Non-operating income (expense) (Note 31)	541,024	614,390	23,689	10,539

Net income before income tax expense	1,529,054	3,580,134	1,200,710	3,591,569

Income tax expense (Note 32)	(237,550)	(694,331)	(283,732)	(874,171)

Net income	1,291,504	2,885,803	916,978	2,717,398

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month

	(Korean Won in millions, except for earnings per share data)
Net gain(loss) on valuation of equity securities at FVTOCI	10,267	32,020	13,793	(72,141)
Net gain(loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	(11)	7	324	1,161
Changes in capital due to equity method	180	(1,181)	(188)	(1,750)
Remeasurement gain(loss) related to defined benefit plan	30,529	(59,322)	(18,304)	(67,796)

Items that will not be reclassified to profit or loss:	40,965	(28,476)	(4,375)	(140,526)

Net gain on valuation of debt securities at FVTOCI	(247,492)	(180,648)	132,597	178,366
Changes in capital due to equity method	(3,622)	(4,285)	2,719	(2,236)
Net gain(loss) on foreign currency translation of foreign operations	129,109	(259,731)	(110,626)	108,528
Net gain(loss) on valuation of hedges of net investments in foreign operations	(29,123)	43,112	44,246	(19,203)
Net gain(loss) on valuation of cash flow hedge	(19,262)	(19,141)	599	6,829
Net financial gain on insurance contract assets (liabilities)	263,929	263,929	—	—
Net financial loss on reinsurance contract assets (liabilities)	(1,134)	(1,134)	—	—

Items that may be reclassified to profit or loss:	92,405	(157,898)	69,535	272,284

Other comprehensive income (loss), net of tax	133,370	(186,374)	65,160	131,758

Total comprehensive income	1,424,874	2,699,429	982,138	2,849,156

Net income attributable to:	1,291,504	2,885,803	916,978	2,717,398
Net income attributable to owners	1,243,918	2,795,937	904,371	2,659,867
Net income attributable to non-controlling interests	47,586	89,866	12,607	57,531

Total comprehensive income attributable to:	1,424,874	2,699,429	982,138	2,849,156
Comprehensive income attributable to owners	1,361,012	2,605,514	965,674	2,785,167
Comprehensive income attributable to non-controlling interests	63,862	93,915	16,464	63,989
Earnings per share (Note 33)
Basic and diluted earnings per share (Unit: In Korean Won)	1,651	3,650	1,162	3,424

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity

	(Korean Won in millions)
January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	2,659,867	2,659,867	57,531	2,717,398
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	106,235	—	106,235	(10)	106,225
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	4,843	(4,843)	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	1,161	—	1,161	—	1,161
Changes in capital due to equity method	—	—	—	(3,986)	—	(3,986)	—	(3,986)
Gain on foreign currency translation of foreign operations	—	—	—	102,051	—	102,051	6,477	108,528
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(19,203)	—	(19,203)	—	(19,203)
Gain on valuation of cash flow hedge	—	—	—	6,829	—	6,829	—	6,829
Remeasurement loss related to defined benefit plan	—	—	—	(67,787)	—	(67,787)	(9)	(67,796)
Transactions with owners
Dividends to common stocks	—	—	—	—	(745,218)	(745,218)	(3,820)	(749,038)
Changes in treasury stocks	—	—	821	3,832	(136,688)	(132,035)	—	(132,035)
Issuance of hybrid securities	—	797,948	—	—	—	797,948	757,970	1,555,918
Dividends to hybrid securities	—	—	—	—	(119,025)	(119,025)	(49,556)	(168,581)
Redemption of hybrid securities	—	(498,783)	—	(1,217)	—	(500,000)	—	(500,000)
Changes in subsidiaries’ capital	—	—	12,256	1,695	(1,695)	12,256	(12,488)	(232)
Changes in non-controlling interests related to business combinations	—	—	(1,148)	—	—	(1,148)	5,599	4,451
Others	—	—	(11,872)	—	(12)	(11,884)	(42,840)	(54,724)

September 30, 2024 (Unaudited)	3,802,676	3,910,294	935,620	(1,534,504)	26,638,856	33,752,942	2,449,463	36,202,405

January 1, 2025	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269
Total comprehensive income
Net income	—	—	—	—	2,795,937	2,795,937	89,866	2,885,803
Net gain on valuation of financial instruments at FVTOCI	—	—	—	(135,380)	—	(135,380)	(13,248)	(148,628)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	1,377	(1,377)	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	7	—	7	—	7
Changes in capital due to equity method	—	—	—	(5,466)	—	(5,466)	—	(5,466)
Loss on foreign currency translation of foreign operations	—	—	—	(247,857)	—	(247,857)	(11,874)	(259,731)
Gain on valuation of hedges of net investments in foreign operations	—	—	—	43,112	—	43,112	—	43,112
Gain on valuation of cash flow hedge	—	—	—	(13,497)	—	(13,497)	(5,644)	(19,141)
Remeasurement gain(loss) related to defined benefit plan	—	—	—	(58,847)	—	(58,847)	(475)	(59,322)
Net financial gain on insurance contract assets (liabilities)	—	—	—	227,736	—	227,736	36,193	263,929
Net financial loss on reinsurance contract assets (liabilities)	—	—	—	(231)	—	(231)	(903)	(1,134)
Transactions with owners
Dividends to common stocks	—	—	—	—	(781,097)	(781,097)	(1,407)	(782,504)
Changes in treasury stocks	—	—	2	—	(150,000)	(149,998)	—	(149,998)
Issuance of hybrid securities	—	398,789	—	—	—	398,789	—	398,789
Dividends to hybrid securities	—	—	—	—	(112,866)	(112,866)	(91,526)	(204,392)
Redemption of hybrid securities	—	(698,277)	—	425	—	(697,852)	(645,016)	(1,342,868)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—	—	—
Changes in subsidiaries’ capital	—	—	241	49,742	(49,742)	241	(1,776)	(1,535)
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	643,304	643,304
Others	—	—	(58)	—	(3,906)	(3,964)	(22)	(3,986)

September 30, 2025 (Unaudited)	3,802,676	3,510,947	934,285	(1,537,308)	28,645,003	35,355,603	1,795,905	37,151,508

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the nine-month periods ended September 30
	2025	2024

	(Korean Won in millions)
Cash flows from operating activities :
Net income	2,885,803	2,717,398
Adjustments to net income:
Income tax expense	694,331	874,171
Interest income	(15,785,652)	(16,416,730)
Interest expense	9,055,065	9,802,138
Dividend income	(279,860)	(203,493)

	(6,316,116)	(5,943,914)

Additions of expenses not involving cash outflows:
Insurance service expense	472,399	—
Other insurance finance expense	178,705	—
Loss on financial assets at FVTOCI	7,218	4,609
Impairment loss due to credit loss	1,518,969	1,253,770
Loss on other provisions	48,057	34,549
Retirement benefit	145,447	96,738
Depreciation and amortization	933,660	858,165
Loss on foreign currency translation	—	331,448
Loss on derivatives (designated for hedge)	362,503	777
Loss on fair value hedge	76,971	95,686
Loss on valuation of investments in joint ventures and associates	12,548	12,891
Loss on disposal of investments in joint ventures and associates	337	432
Loss on disposal of Premises and equipment, intangible assets and other assets	2,623	1,470
Impairment loss on Premises and equipment, intangible assets and other assets	39,588	1,363
Other operating expense	773	—

	3,799,798	2,691,898

Deductions of income not involving cash inflows:
Insurance income	528,129	—
Other insurance finance income	40	—
Gain on financial instruments at FVTPL	751,148	576,610
Gain on financial assets at FVTOCI	131,858	86,336
Gain on other provisions	676	21,963
Foreign exchange gain	685,020
Gain on derivatives (designated for hedge)	168,032	112,323
Gain on fair value hedge	7,459	1,016
Gain on valuation of investments in joint ventures and associates	99,338	68,466
Gain on disposal of investments in joint ventures and associates	1,795	17,855
Gain on disposal of Premises and equipment, intangible assets and other assets	35,662	3,401
Reversal of impairment loss on Premises and equipment, intangible assets and other assets	916	62
Bargain purchase gain	581,010	—

	2,991,083	888,032

Changes in operating assets and liabilities:
Reinsurance contract assets	3,594	—
Financial instruments at FVTPL	1,100,914	(18,667)
Loans and other financial assets at amortized cost	(14,270,172)	(48,036,782)
Other assets	(564,992)	(1,054,376)
Insurance contract liabilities	285,505	—
Reinsurance contract liabilities	(7,862)	—
Deposits due to customers	1,571,968	24,139,967
Provisions	(15,616)	(189,224)
Net defined benefit liability	118,862	(48,770)
Other financial liabilities	10,334,978	10,696,733
Other liabilities	19,913	28,688

	(1,422,908)	(14,482,431)

Interest income received	14,820,578	16,699,317
Interest expense paid	(8,689,621)	(8,606,952)
Dividends received	279,498	186,547
Income tax paid	(497,661)	(285,752)

	5,912,794	7,993,160

Net cash provided by (used in) operating activities	1,868,288	(7,911,921)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the nine-month periods ended September 30
	2025	2024

	(Korean Won in millions)
Cash flows from investing activities:
Net cash in-flows (out-flows) from hedging activities	(3,516)	—
Net cash out-flows from obtaining control	(778,468)	2,008
Disposal of financial instruments at FVTPL	13,870,380	8,605,032
Acquisition of financial instruments at FVTPL	(14,833,206)	(8,788,187)
Disposal of financial assets at FVTOCI	27,463,541	21,599,383
Acquisition of financial assets at FVTOCI	(24,732,250)	(19,871,339)
Redemption of securities at amortized cost	4,978,629	5,993,180
Acquisition of securities at amortized cost	(4,420,661)	(1,087,193)
Cash inflows(outflows) from changes in subsidiaries	(78,023)	(486,903)
Disposal of investments in joint ventures and associates	220,799	1,027,811
Acquisition of investments in joint ventures and associates	(386,976)	(868,337)
Disposal of investment properties	4,750	61,378
Acquisition of investment properties	(736)	—
Disposal of Premises and equipment	37,652	10,193
Acquisition of Premises and equipment	(119,639)	(174,088)
Disposal of intangible assets	2,964	4,216
Acquisition of intangible assets	(115,954)	(145,601)
Disposal of assets held for sale	29,188	3,300
Net increase(decrease) of other assets	31,185	(131,536)

	1,169,659	5,753,317

Cash flows from financing activities:
Net cash in-flows (out-flows) from hedging activities	29,071	12,485
Net increase(decrease) in borrowings	(597,508)	155,483
Issuance of debentures	26,583,998	29,840,165
Redemption of debentures	(24,313,336)	(24,857,865)
Redemption of lease liabilities	(184,885)	(175,226)
Net decrease of other liabilities	(221)	(17,082)
Acquisition of treasury stocks	(150,000)	(136,711)
Disposal of treasury stocks	—	4,847
Dividends paid	(781,097)	(745,218)
Issuance of hybrid securities	398,789	1,555,918
Redemption of hybrid securities	(1,341,933)	(500,437)
Dividends paid to hybrid securities	(204,392)	(168,581)
Dividends paid to non-controlling interest	(1,407)	(3,820)
Changes in non-controlling interests	—	(41,375)
Net increase(decrease) in non-controlling equity liabilities	3,539	(84)

	(559,382)	4,922,499

Effects of exchange rate changes on cash and cash equivalents	(527,139)	165,406
Net increase(decrease) in cash and cash equivalents	1,951,426	2,929,301
Cash and cash equivalents, beginning of the period	27,281,123	30,556,618

Cash and cash equivalents, end of the Period (Note 6)	29,232,549	33,485,919

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won as of September 30, 2025. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of Incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd.(excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd.to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

On January 29, 2024, the Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.

On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd. As of November 19, 2024, the Parent company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd.

On August 1, 2024, the Parent company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company). Additionally, there are interests (2.3%) to be acquired through a shareholder agreement by the end of 2024. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

On July 1, 2025, the Parent company acquired 77.9% of the shares (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd. and included them as subsidiaries.

On July 31, 2025, the Parent company acquired the remaining shares (0.41%) of Woori Asset Trust Co., Ltd., pursuant to which Woori Asset Trust Co., Ltd. became a wholly-owned subsidiary of the parent company.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of September 30, 2025 and December 31, 2024 are as follows:

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	September 30
Tongyang Life Insurance Co., Ltd. (*1)	Life insurance	77.9	—	Korea	September 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Investment Securities Co., Ltd. (*1)	Securities brokerage	99.5	99.5	Korea	September 30
ABL Life Insurance Co., Ltd. (*1)	Life insurance	100.0	—	Korea	September 30
Woori Asset Trust Co., Ltd	Real estate trust	100.0	99.6	Korea	September 30
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	September 30
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Asset Management Corp. (*1)	Finance	100.0	100.0	Korea	September 30
Woori Venture Partners	Other financial services	100.0	100.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	September 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	September 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	September 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	September 30
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	September 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	September 30
Woori Bank China Limited	Finance	100.0	100.0	China	September 30
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	September 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	90.8	Indonesia	September 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	September 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	September 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	September 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	September 30
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	September 30
Woori Bank Europe	Finance	100.0	100.0	Germany	September 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	September 30
Jeonju Iwon Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Wonju I one Inc. (*2)	Asset securitization	—	—	Korea	September 30
Heitz Third Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori QS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori K 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Quantum Jump the 2nd Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	September 30
Woori HW 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
SPG the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Park I 1st co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	September 30
Woori HC 4th Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	—	—	Korea	September 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori HC 5th Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Lotte Dongtan 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	September 30
Woori HC 6th Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	September 30
Woori HO 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	September 30
Woori ESG 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	September 30
Woori Osiria 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	September 30
Gangnam Landmark 2nd Co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	September 30
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori KF 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
Woori HD 1st co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	September 30
Woori ST 1st co.,Ltd. (*2) (*5)	Asset securitization	—	—	Korea	September 30
Woori HW 2nd co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Mirae 1st co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	September 30
Woori HR 2nt Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori QS 2nt Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori Plasma 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	September 30
Woori EUGENE 1st Co.,Ltd (*2)	Asset securitization	—	—	Korea	September 30
WOORIWON 1ST, CO,.LIMITED. (*2)	Asset securitization	—	—	Korea	September 30
WOORI ENERBILITY 1ST, CO,.LIMITED. (*2)	Asset securitization	—	—	Korea	September 30
WOORI HL 1ST, CO,.LIMITED. (*2)	Asset securitization	—	—	Korea	September 30
WOORI PARC1. 2ND CO.,LTD (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORI HEROS 1ST CO.,LTD. (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORI GANGNAM ALPHA 1ST CO.,LTD. (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORI BLOSSOM 1ST CO.,LTD. (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORI DK 1ST CO.,LTD. (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORI TECHONE 1ST CO.,LTD (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORI TECHONE 2ND CO.,LTD (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORI SONO 1ST CO.,LTD (*2) (*10)	Asset securitization	—	—	Korea	September 30
WOORI SEOUL STATION AREA 1ST, CO,.LTD. (*2)	Asset securitization	—	—	Korea	September 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	September 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	September 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	September 30
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	September 30
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	September 30
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3) (*5)	Securities investment and others	—	97.3	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.7	97.4	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 9 (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Principal Guaranteed Trust (*4)	Trust	—	—	Korea	September 30
Principal and Interest Guaranteed Trust (*4)	Trust	—	—	Korea	September 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	September 30
Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd.	Other financial services	100.0	100.0	Korea	September 30
Namyangju Resource Circulation Facility Development Co., Ltd.	Other professional services	100.0	100.0	Korea	September 30
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	September 30
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	September 30
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	September 30
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2024-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	September 30
Held by Woori Investment Securities Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WiBee AK 1st Co.,Ltd. (*2) (*10))	Asset securitization	—	—	Korea	September 30
WiBee Sae-A 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	September 30
WiBee Central 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
Held by Tongyang Life Insurance Co., Ltd.
Tongyang Life Financial Service Co., Ltd (*10)	Insurance agents and brokers	100.0	—	Korea	September 30
Held by ABL Life Insurance Co., Ltd.
ABA Financial Service LLC. (*10)	Insurance agents and brokers	100.0	—	Korea	September 30
Kookmin Bank acting as Trustee of Kiwoom Andante Private Investment Trust (*10)	Securities investment and others	99.8	—	Korea	September 30
Kookmin Bank Acting as Trustee of Kiwoom Moderato Private Securities Investment Trust I (*3) (*10)	Securities investment and others	99.7	—	Korea	September 30
Kiwoom Europe Infra A.I. Private Type Investment Trust III (*3) (*10)	Securities investment and others	99.8	—	Korea	September 30
Kiwoom Global Infra A.I. Private Type Investment Trust II (*3) (*10)	Securities investment and others	98.8	—	Korea	September 30
Kookmin Bank acting as Trustee of Kiwoom AGPS Private Investment Trust (*3) (*10)	Securities investment and others	99.9	—	Korea	September 30
Kiwoom Europe Infra A.I. Private Type Investment Trust IX (*3) (*10)	Securities investment and others	98.1	—	Korea	September 30
Alceon Real Infrastructure Blind General Type Private Placement Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Hanwha Global Infrastructure Private Fund 31 (*3) (*10)	Securities investment and others	98.4	—	Korea	September 30
Alceon Real Property Blind General Type Private Placement Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
KB NB Private Investment Trust No. 4 (*3) (*10)	Securities investment and others	57.1	—	Korea	September 30
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-1 (*3) (*10)	Securities investment and others	99.6	—	Korea	September 30
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-2 (*3) (*10)	Securities investment and others	99.6	—	Korea	September 30
Alceon Australia RDS General Type Private Placement Investment Trust 2 (*3) (*10)	Securities investment and others	50.5	—	Korea	September 30
Alceon Australia RDS General Type Private Placement Investment Trust 3 (*3) (*10)	Securities investment and others	99.3	—	Korea	September 30
Woori Park Square Payton General Type Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Woori Pantheon Metrics General Type Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3) (*5)	Securities investment and others	—	89.5	Korea	—
Woori China Convertible Bond Master Fund (*3) (*5)	Securities investment and others	—	63.3	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
Woori Together TDF 2040 (*3) (*5)	Securities investment and others	—	34.3	Korea	—
Woori Together TDF 2045 (*3) (*5)	Securities investment and others	—	56.0	Korea	—
Woori Together TDF 2050 (*3) (*5)	Securities investment and others	—	31.5	Korea	—
Woori Rooftop Solar Private Special Asset Investment Trust No.1 (*3)	Securities investment and others	40.1	40.1	Korea	September 30
Woori Following Foreigners Securities Sub-Investment Master Fund [Equity] (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Woori Following Foreigners 40 Securities Sub-Investment Trust [Bond Mixed-Fund of Funds] Class C-F (*3) (*10)	Securities investment and others	83.9	—	Korea	September 30
Woori Didim US Technology and Bio-Healthcare Feeder Investment Trust (*3) (*5)	Securities investment and others	—	44.6	Korea	—
Woori US Billionaire Equity Master Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori US Billionaire Equity EMP Feeder Investment Trust (H) ClassC-F (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori US Billionaire Equity EMP Feeder Investment Trust (UH) ClassC-F (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori Total Bond Market Master Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori Short Term Bond Master Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WNKN2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WB2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WK2403 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	5.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
WH2403 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	5.0	Korea	September 30
WSB2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	5.0	Korea	September 30
WK2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	5.0	Korea	September 30
WI2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	5.0	Korea	September 30
WKN2406 Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	5.0	Korea	September 30
WS2409 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	5.0	Korea	September 30
WSB2409 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	5.0	Korea	September 30
WDSB2503 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
WHKN2506 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
WK2509 Asset Securitization Specialty Co.,Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
WH2509 Asset Securitization Specialty Co.,Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	September 30
VOGO DL General Private Equity Investment Trust 1(*3)	Securities investment and others	99.4	99.8	Korea	September 30
WFBS 1st Corporate Recovery Private Equity Fund (*3)	Finance	96.2	96.2	Korea	September 30
Held by Woori Venture Partners Co., Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund (*3)	Securities investment and others	33.7	34.8	Korea	September 30
Woori New Growth Credit Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Securities Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Junior Equity General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Top-Class Senior and Junior Loan Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Trust Co., Ltd. (*6)
Woori New Deal(Infrastructure) Policy Fund No.1 (*3)	Securities investment and others	70.0	70.0	Korea	September 30
Held by Woori bank and Woori Investment Securities Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	September 30
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Real Estate Blind Investment General Type Private Investment Trust No.1 (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	September 30
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	86.8	84.9	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	September 30
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	September 30
Woori Top-Class Equity Fund of Funds Private Investment Trust (*3)(*10)	Securities investment and others	85.0	—	Korea	September 30
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3) (*5)	Securities investment and others	—	98.8	Korea	—
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	September 30
Woori Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	30.8	30.8	Korea	September 30
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	September 30
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	September 30
Woori Partners General Private Investment Trust No. 3 (*3)	Securities investment and others	90.9	90.9	Korea	September 30
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD) (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori Natixis Partnership Global Private Debt Fund No. 1-2(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori General Type Private Real Estate Investment Trust No.7 (*3)	Securities investment and others	87.0	87.0	Korea	September 30
Held by Woori Bank and Tongyang Life Insurance Co., Ltd. (*6)
Woori Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	54.0	50.0	Korea	September 30
Woori Senior Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	47.3	45.8	Korea	September 30
Held by ABL Life Insurance Co., Ltd. (*6)
Woori MDF V General Type Private Real Estate Investment Trust (*3)(*10)	Securities investment and others	50.0	—	Korea	September 30
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	September 30
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
Woori Fund Financing General Type Private Investment Trust (*3)	Securities investment and others	99.3	99.7	Korea	September 30
Held by Woori Financial Capital Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3) (*5)	Securities investment and others	—	63.2	Korea	—
Held by Woori Bank and Woori Asset Trust Co., Ltd (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	September 30
Woori Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	September 30
Held by Woori bank, Woori Investment Securities Co., Ltd., and Woori Asset Trust Co., Ltd. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Real Estate Financial Stabilization General Private Investment Trust No. 2 (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori FG DINNO Lab Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori FG DINNO Lab Fund 2nd (*3) (*10)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd. and Tongyang Life Insurance Co., Ltd. (*6)
Woori Senior Loan Private Placement Investment Trust No.1 (*3) (*10)		32.0	—	Korea	September 30
Held by Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori Japan Investment Trust No. 1-2 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.1 (*3) (*5) (*8)	Securities investment and others	—	100.0	Korea	—
Held by Woori Financial Capital Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3) (*5)	Securities investment and others	—	100.0	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date
Subsidiaries	Main business	September 30, 2025	December 31, 2024	Location
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	36.2	36.4	Korea	September 30
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2 (*3) (*5) (*8)	Securities investment and others	—	100.0	Korea	—
Held by Woori Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3) (*5)	Other financial services	—	99.9	Japan	—
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3) (*8)	Securities investment and others	76.5	76.5	Korea	September 30
Held by Woori Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	June 30 (*9)

(*1)

On July 1, 2025, the Group acquired 77.9% of the shares (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd. and included them as subsidiaries. Woori Asset Management Corp. and Woori Global Asset Management Co., Ltd. merged through a business combination to become Woori Asset Management Corp, for the year ended December 31, 2024. Additionally, The Group owned interest in Korea Foss Securities Co., Ltd. as a result of the merger between Korea Foss Securities Co., Ltd. (surviving company) and Woori Investment Bank Co., Ltd. (dissolution company) for the year ended December 31, 2024. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of September 30, 2025.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of September 30, 2025, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*10)	Companies are included in the consolidation during the nine-month period ended September 30, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(3)	The Group has not consolidated the following entities as of September 30, 2025 and December 31, 2024 despite having more than 50% ownership interest:

	As of September 30, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0
KB Nongsok Sewage Treatment Facility Private Special Asset Investment Trust (*1)	Korea	Securities Investment	80.0
KIAMCO Daejang Hongdaeseon Private Special Asset Investment Trust (*1)	Korea	Securities Investment	76.6
Renaissance KOSDAQ Venture Beauty Privately Placed Fund (*1)	Korea	Securities Investment	88.9
KIAMCO Siwha Jeongwang Logistics Development Private Real Estate Investment Trust No.1 (*2)	Korea	Securities Investment	50.0
Dabi Hana Inje Gwan-sa BTL Private Special Asset Investment Trust (*2)	Korea	Securities Investment	50.0
Alceon Australia Alternative General Private Investment Trust No.1 (*2)	Korea	Securities Investment	100.0
KB NA Sound Point Private Special Asset Fund 3(*2)	Korea	Securities Investment	100.0
Alceon Australia RDS General Type Private Placement Investment Trust 1(*2)	Korea	Securities Investment	100.0
NH-Amundi Transport Infra Private Fund No. 1 (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 39 (*2)	Korea	Securities Investment	100.0
Alceon Dorchester Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Alceon PRISM Global Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alceon Digital Infrastructure General Type Private Placement Investment Trust (*1)	Korea	Securities Investment	99.9
IGIS Global Secondary Private Investment Trust No. 504-1 (*2)	Korea	Securities Investment	99.9
Alceon Park Squaure Europe Private Credit General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alpha Private Debt Blind General Private Investment Trust (*2)	Korea	Securities Investment	99.8
Alceon SOF III General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.7
IGIS European Private Placement Real Estate Investment Trust No. 521-1 (*2)	Korea	Securities Investment	99.7
IGIS European Private Placement Real Estate Investment Trust No. 521-2 (*2)	Korea	Securities Investment	99.7
NH-Amundi Europe Direct Lending Private Fund No. 4 (*2)	Korea	Securities Investment	99.5

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	As of September 30, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Koramco Europe Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-1 (*2)	Korea	Securities Investment	99.0
Kiwoom ASM Private Investment Trust[FoFs] (*2)	Korea	Securities Investment	98.1
KEB Hana Bank as trustee of Hyundai Investments Private Fund No.41 (*1)	Korea	Securities Investment	55.6
IBK SeAH Solar Power Generation Private Securities Investment Fund(SOC) (*2)	Korea	Securities Investment	50.0
Koramco PRISM Real Estate Debt Blind Private Real Estate Investment Trust (*2)	Korea	Securities Investment	99.9
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-2 (*2)	Korea	Securities Investment	99.0
Kiwoom PRISM General Private Investment Turst (*2)	Korea	Securities Investment	99.9
Pacific No.70 General Private Real Estate Investment Trust (*1)	Korea	Securities Investment	53.8
Hanwha Abu Dhabi Gas Infrastructure General Private Special Asset Investment Trust No.1 (*1)	Korea	Securities Investment	62.2

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator. Consequently, the Group have no controls as it exercises decision-making rights as agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	As of December 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest. The Group does not have the power over the fund’s activities even though the Group holds ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, because one party holds substantive removal rights, they can remove the collective investment business operator. Consequently, the Group has no control as it exercises decision-making rights as an agent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(4)

The summarized financial information of the major subsidiaries is as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of September 30, 2025		For the nine-month period ended September 30, 2025
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Total comprehensive income (loss) attributable to owners
Woori Bank	490,080,026	460,766,828	25,779,900	2,293,297	2,057,097
Tongyang Life Insurance Co., Ltd.	35,834,730	33,965,755	1,013,411	13,971	83,531
Woori Card Co., Ltd.	16,380,469	13,541,722	1,697,330	106,140	97,350
Woori Financial Capital Co., Ltd.	12,489,347	10,684,078	1,418,453	115,307	115,248
Woori Investment Securities Co., Ltd.	8,755,794	7,564,713	366,748	21,801	45,760
ABL Life Insurance Co., Ltd.	20,148,837	19,541,495	740,134	38,755	35,578
Woori Asset Trust Co., Ltd.	322,438	43,701	61,646	(180,999)	(181,072)
Woori Savings Bank	2,233,466	2,025,279	103,452	15,276	13,941
Woori Financial F&I Co., Ltd.	1,302,262	962,942	61,576	1,854	1,854
Woori Asset Management Corp.	194,706	19,021	48,669	15,162	15,070
Woori Venture Partners Co., Ltd.	389,584	31,368	33,292	30,644	30,510
Woori Private Equity Asset Management Co., Ltd.	102,611	5,123	8,935	1,837	1,912
Woori Credit Information Co., Ltd.	45,489	7,794	28,616	897	749
Woori Fund Service Co., Ltd.	32,768	2,762	13,661	3,043	3,043
Woori FIS Co., Ltd.	51,984	6,068	129,651	(833)	(857)
Woori Finance Research Institute Co., Ltd.	6,572	3,545	6,557	(725)	(744)

	As of December 31, 2024		For the nine-month period ended September 30, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Total comprehensive income (loss) attributable to owners
Woori Bank	485,888,941	456,944,053	27,675,438	2,524,362	2,636,038
Woori Card Co., Ltd.	16,613,482	13,828,816	1,609,474	140,204	146,897
Woori Financial Capital Co., Ltd.	12,770,681	11,045,686	1,313,999	115,656	115,398
Woori Investment Bank Co., Ltd.	7,186,431	6,041,109	320,855	9,481	15,236
Woori Asset Trust Co., Ltd.	499,279	39,470	97,204	17,411	17,332
Woori Savings Bank	1,874,624	1,680,378	100,889	(44,879)	(44,879)
Woori Financial F&I Co., Ltd.	1,251,854	914,388	61,721	11,840	11,840
Woori Asset Management Corp.	203,232	39,077	42,083	9,540	9,498
Woori Venture Partners Co., Ltd.	350,066	15,060	54,215	33,198	33,272
Woori Private Equity Asset Management Co., Ltd.	101,164	5,589	7,579	3,098	2,930
Woori Credit Information Co., Ltd.	43,985	6,555	32,482	1,655	1,486
Woori Fund Service Co., Ltd.	31,154	2,799	13,445	3,567	3,567
Woori FIS Co., Ltd.	58,868	12,094	132,759	(4,223)	(4,177)
Woori Finance Research Institute Co., Ltd.	7,663	3,892	6,376	(163)	(188)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of September 30, 2025 and December 31, 2024, the Group provides 2,354,176 million Won and 2,166,871 million Won of credit facilities, respectively, for the structured entities mentioned above. As of September 30, 2025 and December 31, 2024, the purchase commitment amounts to 2,975,701 million Won and 2,817,626 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(6)

As of September 30, 2025 and December 31, 2024, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	September 30, 2025	December 31, 2024
Woori Bank (*)	1,406,512	1,645,947
Tongyang Life Insurance Co., Ltd.	256,203	—
Woori Investment Securities Co., Ltd.	5,771	5,571
Woori Asset Trust Co., Ltd.	—	1,901
PT Bank Woori Saudara Indonesia 1906 Tbk	89,818	104,023
Wealth Development Bank	22,298	23,975
PT Woori Finance Indonesia Tbk.	14,706	16,179

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the nine-month periods ended September 30
	2025	2024
Woori Bank (*1)	80,531	49,556
Tongyang Life Insurance Co., Ltd. (*2)	14,100	—
Woori Investment Securities Co., Ltd.	106	18
Woori Asset Trust Co., Ltd.	(366)	395
Woori Asset Management Corp	—	530
PT Bank Woori Saudara Indonesia 1906 Tbk	(4,895)	5,764
Wealth Development Bank	(482)	489
PT Woori Finance Indonesia Tbk.	849	750

(*1)	Distribution of the hybrid securities issued by Woori Bank
(*2)	Including the distribution of the hybrid securities issued by Tongyang Life Insurance Co., Ltd.

3)	Dividends to non-controlling interests

	For the nine-month periods ended September 30
	2025	2024
Woori Bank (*1)	80,531	49,556
Tongyang Life Insurance Co., Ltd. (*2)	10,995	—
PT Bank Woori Saudara Indonesia 1906 Tbk	983	3,450
PT Woori Finance Indonesia Tbk.	402	343
Korea BTL Infrastructure Fund	22	28

(*1)	Distribution of the hybrid securities issued by Woori Bank
(*2)	Including the distribution of the hybrid securities issued by Tongyang Life Insurance Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s consolidated interim financial statements are interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 ‘Interim Financial Reporting’ for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2024 for understanding of the accompanying consolidated interim financial statements. The accompanying consolidated interim financial statements contain less information compared to the information required in the annual financial statements. Selective footnotes include explanations of transactions or events that are significant for understanding the changes in the financial position and performance of the Group since the end of the previous annual reporting period.

(1)	From the accounting period beginning on January 1, 2025, the Group has newly applied the following standards and interpretations.

1)	Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

(2)	The details of K-IFRSs that have been issued and published since January 1, 2025 but have not yet reached the effective date are as follows:

1)	Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1107 Financial Instruments: Disclosures

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

2)	Annual Improvements to Korean IFRS -Volume 11

Annual Improvements to Korean IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the financial statements.

•	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS 1007 Statement of Cash Flows: Cost method

(3)

Material accounting policies and method of computation used in the preparation of the interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2024, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results.

In preparing interim financial statements, management must apply accounting policies and make judgments, estimates and assumptions that affect assets/liabilities and income/expenses. Therefore, actual results may differ from these estimates.

The significant judgments made by management in applying the accounting policies and key sources of estimation uncertainty for the preparation of interim financial statements are consistent with those made for the annual consolidated financial statements for the year ended December 31, 2024, except for the estimation method used to determine income tax expense.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by Risk Management Committee, Chief Risk Officer(CRO), and Risk Management Department. The Board of Directors operates a Risk Management Committee comprised of outside directors for professional risk management. The Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired
Loss allowance	12-month expected credit losses	Lifetime expected credit losses
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly been increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest	—

Deferment of interest	—

(*)	The Group has applied the below indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 9	More than or equal to 1 step

(*)

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.

The Group also incorporates forward looking into the estimates of default rates and loss given default. Considering the potential for latent insolvency due to increased internal and external economic uncertainties, the Group adjusts the forward looking to additionally recognize expected credit loss allowance.

The Group has estimated the expected credit loss allowance using an estimation model that additionally reflects the forward-looking information based on the past experience loss rate data.

Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic variables such as gross domestic product (real, original series) growth rate, average operating rate in manufacturing, apartment sales price index (KB, Seoul) and unemployment rate (original series) in order to forecast future economic conditions.

The Group applies a future economic situation estimation model, and the results are reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of September 30, 2025 and December, 31, 2024 is as follows (Unit: Korean Won in millions):

		September 30, 2025	December 31, 2024
Loans and other financial assets at amortized cost	Korean treasury and government agencies	646,821	229,126
	Banks	37,933,386	23,593,313
	Corporates	180,824,638	179,986,851
	Consumers	198,752,476	194,662,526

	Sub-total	418,157,321	398,471,816

Financial assets at FVTPL (*1)	Deposits	175,565	73,951
	Debt securities	9,649,045	6,801,288
	Loans	876,522	104,177
	Derivative assets	4,684,898	10,094,532
	Others	119,171	2,671

	Sub-total	15,505,201	17,076,619

Financial assets at FVTOCI	Debt securities and others	72,969,718	42,922,671
Securities at amortized cost	Debt securities	18,676,341	19,203,177
Derivative assets	Derivative assets (Designated for hedging)	244,414	175,191
Off-balance accounts	Payment guarantees (*2)	15,821,056	16,611,262
	Loan commitments	137,115,325	133,863,588

	Sub-total	152,936,381	150,474,850

	Total	678,489,376	628,324,324

(*1)	Puttable financial instruments are not included.
(*2)	As of September 30, 2025 and December 31, 2024, the financial guarantee amount of 4,809,186 million Won and 4,156,790 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2025
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	388,411,162	5,554,954	6,696,263	583,375	985,835	15,925,732	418,157,321
Securities at amortized cost	17,614,445	53,262	839,962	—	—	168,672	18,676,341
Financial assets at FVTPL	13,356,277	535	809,569	376,637	126,161	836,022	15,505,201
Financial assets at FVTOCI	62,567,754	1,230,527	4,976,957	370,755	30,181	3,793,544	72,969,718
Derivative assets (Designated for hedging)	229,955	—	7,588	—	6,871	—	244,414
Off-balance accounts	145,906,970	949,557	1,433,111	500,151	58,929	4,087,663	152,936,381

Total	628,086,563	7,788,835	14,763,450	1,830,918	1,207,977	24,811,633	678,489,376

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2024
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	367,026,768	5,784,272	7,108,462	584,060	850,872	17,117,382	398,471,816
Securities at amortized cost	18,052,871	197,188	712,761	—	—	240,357	19,203,177
Financial assets at FVTPL	12,643,738	88	1,824,414	553,842	430,341	1,624,196	17,076,619
Financial assets at FVTOCI	37,746,319	589,277	3,157,655	190,801	22,112	1,216,507	42,922,671
Derivative assets (Designated for hedging)	165,089	—	3,216	—	6,886	—	175,191
Off-balance accounts	144,006,247	1,213,479	1,805,060	87,755	20,758	3,341,551	150,474,850

Total	579,641,032	7,784,304	14,611,568	1,416,458	1,330,969	23,539,993	628,324,324

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of September 30, 2025 and December 31, 2024 (Unit: Korean Won in millions):

	September 30, 2025
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	87,781,378	49,977,091	50,402,773	6,289,934	195,124,658	28,581,487	418,157,321
Securities at amortized cost	149,525	—	8,055,962	49,951	—	10,420,903	18,676,341
Financial assets at FVTPL	488,726	496,913	7,768,992	74,873	175	6,675,522	15,505,201
Financial assets at FVTOCI	238,032	1,942,912	33,084,784	975,749	—	36,728,241	72,969,718
Derivative assets (Designated for hedging)	—	—	244,414	—	—	—	244,414
Off-balance accounts	23,877,030	29,507,804	14,113,585	3,212,065	73,854,914	8,370,983	152,936,381

Total	112,534,691	81,924,720	113,670,510	10,602,572	268,979,747	90,777,136	678,489,376

	December 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	92,018,694	47,835,603	33,986,585	6,219,603	190,902,940	27,508,391	398,471,816
Securities at amortized cost	169,352	—	10,248,257	59,866	—	8,725,702	19,203,177
Financial assets at FVTPL	287,401	539,092	10,833,850	31,527	123,339	5,261,410	17,076,619
Financial assets at FVTOCI	331,590	474,837	29,935,898	194,940	—	11,985,406	42,922,671
Derivative assets (Designated for hedging)	—	—	175,191	—	—	—	175,191
Off-balance accounts	22,460,440	28,514,078	14,147,757	3,192,714	73,212,057	8,947,804	150,474,850

Total	115,267,477	77,363,610	99,327,538	9,698,650	264,238,336	62,428,713	628,324,324

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of September 30, 2025 and December 31, 2024 is as follows (Unit: Korean Won in millions):

	September 30, 2025
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	360,348,175	29,471,304	13,270,106	13,999,244	3,783,885	1,167,753	422,040,467	(3,883,146)	418,157,321
Korean treasury and government agencies	647,252	36	—	—	—	—	647,288	(467)	646,821
Banks	37,660,529	12,795	212,139	4,662	68,254	—	37,958,379	(24,993)	37,933,386
Corporates	148,724,997	22,087,581	3,093,341	6,228,109	2,010,696	1,167,753	183,312,477	(2,487,839)	180,824,638
General business	100,942,353	12,994,343	2,200,039	4,149,589	1,220,429	—	121,506,753	(1,674,743)	119,832,010
Small- and medium-sized enterprise	34,037,143	8,286,149	675,107	1,814,284	505,850	—	45,318,533	(531,394)	44,787,139
Project financing and others	13,745,501	807,089	218,195	264,236	284,417	1,167,753	16,487,191	(281,702)	16,205,489
Consumers	173,315,397	7,370,892	9,964,626	7,766,473	1,704,935	—	200,122,323	(1,369,847)	198,752,476
Securities at amortized cost	18,686,879	—	—	—	—	—	18,686,879	(10,538)	18,676,341
Financial assets at FVTOCI (*3)	72,813,084	156,634	—	—	—	—	72,969,718	(25,205)	72,969,718

Total	451,848,138	29,627,938	13,270,106	13,999,244	3,783,885	1,167,753	513,697,064	(3,918,889)	509,803,380

	September 30, 2025
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	246,378,548	23,272,759	1,303,504	1,145,925	272,100,736
Korean treasury and government agencies	57,244	—	—	—	57,244
Banks	2,909,695	225,000	—	—	3,134,695
Corporates	101,455,070	7,576,652	806,946	1,145,925	110,984,593
General business	60,482,473	5,425,015	487,397	—	66,394,885
Small- and medium-sized enterprise	30,481,989	1,794,262	226,314	—	32,502,565
Project financing and others	10,490,608	357,375	93,235	1,145,925	12,087,143
Consumers	141,956,539	15,471,107	496,558	—	157,924,204
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	246,378,548	23,272,759	1,303,504	1,145,925	272,100,736

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	343,186,708	27,086,126	13,280,849	14,344,066	3,003,886	1,147,147	402,048,782	(3,576,966)	398,471,816
Korean treasury and government agencies	229,733	22	—	—	—	—	229,755	(629)	229,126
Banks	23,375,096	115,721	88,306	—	36,143	—	23,615,266	(21,953)	23,593,313
Corporates	150,732,338	19,561,385	3,130,814	6,264,461	1,416,152	1,147,147	182,252,297	(2,265,446)	179,986,851
General business	103,495,951	11,071,283	2,507,705	4,093,868	807,545	—	121,976,352	(1,409,387)	120,566,965
Small- and medium-sized enterprise	35,450,353	7,731,142	500,934	1,870,087	357,881	—	45,910,397	(586,059)	45,324,338
Project financing and others	11,786,034	758,960	122,175	300,506	250,726	1,147,147	14,365,548	(270,000)	14,095,548
Consumers	168,849,541	7,408,998	10,061,729	8,079,605	1,551,591	—	195,951,464	(1,288,938)	194,662,526
Securities at amortized cost	19,213,940	—	—	—	—	—	19,213,940	(10,763)	19,203,177
Financial assets at FVTOCI (*3)	42,766,477	156,194	—	—	—	—	42,922,671	(29,084)	42,922,671

Total	405,167,125	27,242,320	13,280,849	14,344,066	3,003,886	1,147,147	464,185,393	(3,616,813)	460,597,664

	December 31, 2024
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488
Korean treasury and government agencies	55,775	—	—	—	55,775
Banks	2,474,302	—	—	—	2,474,302
Corporates	101,666,963	7,536,068	645,842	1,137,097	110,985,970
General business	59,099,372	5,578,709	328,802	—	65,006,883
Small- and medium-sized enterprise	34,401,736	1,729,820	243,513	—	36,375,069
Project financing and others	8,165,855	227,539	73,527	1,137,097	9,604,018
Consumers	137,181,540	15,279,534	424,367	—	152,885,441
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI have been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

b)	Payment Guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	September 30, 2025
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	15,019,612	715,020	18,170	53,189	15,065	15,821,056
Loan Commitments	130,495,041	3,486,614	2,573,070	522,797	37,803	137,115,325

Total	145,514,653	4,201,634	2,591,240	575,986	52,868	152,936,381

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2024
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	15,679,374	808,182	41,866	59,688	22,152	16,611,262
Loan commitments	127,622,889	3,402,602	2,298,056	502,070	37,971	133,863,588

Total	143,302,263	4,210,784	2,339,922	561,758	60,123	150,474,850

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the nine-month period ended September 30, 2025, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard approach and internal model approach (Woori Bank) in measuring market risk for trading positions, and allocates market risk capital through the Board Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Board Risk Management Committee.

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

The information on early repayment related to asset securitization is described in Note 34. Contingent Liabilities and Commitments (4) 3).

2)	Maturity analysis of non-derivative financial liabilities

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	September 30, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	267,227	133,125	53,083	198,349	355,710	35,758	1,043,252
Deposits due to customers	254,727,755	41,519,009	28,434,165	31,496,107	18,293,030	1,244,458	375,714,524
Borrowings	13,832,027	4,377,426	3,535,894	3,713,990	3,651,038	528,240	29,638,615
Debentures	4,358,636	5,699,650	3,536,841	4,674,643	33,353,224	4,475,263	56,098,257
Lease liabilities	61,870	83,781	47,852	40,998	329,376	54,153	618,030
Other financial liabilities (*)	29,760,186	156,822	40,854	32,244	1,244,270	4,040,914	35,275,290

Total	303,007,701	51,969,813	35,648,689	40,156,331	57,226,648	10,378,786	498,387,968

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	237,078,927	41,568,072	33,229,547	43,680,907	16,991,574	1,441,654	373,990,681
Borrowings	11,589,854	6,676,926	4,781,377	3,676,310	3,561,696	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,099	49,069	45,534	40,375	317,971	50,341	563,389
Other financial liabilities (*)	19,417,326	108,361	30,995	27,093	1,118,751	4,287,489	24,990,015

Total	272,855,968	53,927,619	42,599,363	51,110,162	52,957,966	9,016,946	482,468,024

(*)	Lease liabilities are not included.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2025 and December 31, 2024 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2025	Cash flow risk hedge	9,546	157,321	566,747	2,095	1,077,397	2,716	1,815,822
	Fair value risk hedge	86,311	17,408	69,634	39,674	92,379	(7,317)	298,089
	Trading purpose	4,199,398	—	—	—	—	—	4,199,398
December 31, 2024	Cash flow risk hedge	(219)	193	31	62	207	—	274
	Fair value risk hedge	(6,816)	46,231	(11,740)	44,950	35,764	(5,834)	102,555
	Trading purpose	9,092,098	—	—	—	—	—	9,092,098

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etc.)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Payment guarantees	15,821,056	16,611,262
Loan commitments	137,115,325	133,863,588
Other commitments	5,775,326	4,572,323

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Board Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the key subsidiary has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information of the segments in this note is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, insurance, credit card, capital, investment securities and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank
Insurance	Contracting and maintenance of insurance policies, payment of insurance benefits, provision of life insurance-related services, and accompanying business for customers of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment securities	Securities operation, sale of financial instruments, project financing and other related activities for investment securities of Woori Investment Securities Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd. ,Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(2)	The composition of each organization’s sectors for the nine-month periods ended September 30, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2025
	Banking(*1)	Life insurance	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated adjustments (*5)	Total
Net interest income	5,043,797	(54,907)	562,895	156,470	86,655	57,968	5,852,878	109,816	766,965	928	6,730,587
Non-interest income (expense)	1,668,706	138,700	150,238	161,560	51,796	1,683,116	3,854,116	(5,599)	(697,939)	(1,707,275)	1,443,303
Impairment losses due to credit loss	(777,378)	(4,187)	(330,249)	(89,056)	(19,150)	(226,836)	(1,446,856)	(2,310)	(69,519)	(284)	(1,518,969)
General and administrative expense	(3,064,958)	(26,117)	(226,529)	(78,562)	(100,900)	(326,503)	(3,823,569)	(448)	—	134,840	(3,689,177)

Net operating income (expense)	2,870,167	53,489	156,355	150,412	18,401	1,187,745	4,436,569	101,459	(493)	(1,571,791)	2,965,744

Share of gain of associates	27,285	—	—	(315)	113	(105,089)	(78,006)	1,686	—	163,110	86,790
Other non-operating income (expense)	2,386	1,839	(15,616)	63	389	969	(9,970)	1,348	493	535,729	527,600

Non-operating income (expense)	29,671	1,839	(15,616)	(252)	502	(104,120)	(87,976)	3,034	493	698,839	614,390

Net income (expense) before tax	2,899,838	55,328	140,739	150,160	18,903	1,083,625	4,348,593	104,493	—	(872,952)	3,580,134
Tax expense	(611,895)	(2,602)	(33,751)	(34,853)	2,899	(17,324)	(697,526)	—	—	3,195	(694,331)

Net income (loss)	2,287,943	52,726	106,988	115,307	21,802	1,066,301	3,651,067	104,493	—	(869,757)	2,885,803

Total assets	490,080,026	55,983,567	16,380,469	12,489,347	8,755,794	32,050,017	615,739,220	3,766,938	—	(32,549,748)	586,956,410

Investment in associate	1,071,880	—	—	31,893	1,692	25,939,820	27,045,285	4,246	—	(24,979,570)	2,069,961
Other assets	489,008,146	55,983,567	16,380,469	12,457,454	8,754,102	6,110,197	588,693,935	3,762,692	—	(7,570,178)	584,886,449

Total liabilities	460,766,828	53,507,250	13,541,722	10,684,078	7,564,713	6,485,094	552,549,685	73,778	—	(2,818,561)	549,804,902

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 375,187 million Won and fund contribution fees of 391,434 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 99,876 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,441,940 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the nine-month period ended September 30, 2024
	Banking(*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated adjustments (*5)	Total
Net interest income	4,871,211	519,226	181,077	83,143	94,742	5,749,399	92,015	774,668	(1,490)	6,614,592
Non-interest income (expense)	1,600,104	134,779	104,298	33,193	1,496,634	3,369,008	63,690	(503,136)	(1,551,249)	1,378,313
Impairment losses due to credit loss	(502,079)	(255,757)	(57,098)	(64,822)	(100,821)	(980,577)	—	(272,285)	(908)	(1,253,770)
General and administrative expense	(2,643,303)	(212,805)	(74,409)	(49,666)	(312,942)	(3,293,125)	(860)	—	135,880	(3,158,105)

Net operating income (expense)	3,325,933	185,443	153,868	1,848	1,177,613	4,844,705	154,845	(753)	(1,417,767)	3,581,030

Share of gain of associates	34,943	—	(772)	170	(835)	33,506	(39)	—	22,109	55,576
Other non-operating income (expense)	(45,919)	(2,214)	(47)	7,887	13,336	(26,957)	5,427	753	(24,260)	(45,037)

Non-operating income (expense)	(10,976)	(2,214)	(819)	8,057	12,501	6,549	5,388	753	(2,151)	10,539

Net income (expense) before tax	3,314,957	183,229	153,049	9,905	1,190,114	4,851,254	160,233	—	(1,419,918)	3,591,569
Tax expense	(784,315)	(42,275)	(37,392)	(424)	(15,578)	(879,984)	—	—	5,813	(874,171)

Net income (loss)	2,530,642	140,954	115,657	9,481	1,174,536	3,971,270	160,233	—	(1,414,105)	2,717,398

Total assets	501,761,489	16,965,431	12,930,618	7,813,525	31,212,814	570,683,877	3,424,543	—	(30,403,223)	543,705,197

Investment in associate	1,045,385	—	32,927	3,482	24,438,469	25,520,263	7,484	—	(23,684,006)	1,843,741
Other assets	500,716,104	16,965,431	12,897,691	7,810,043	6,774,345	545,163,614	3,417,059	—	(6,719,217)	541,861,456

Total liabilities	472,838,104	14,190,960	11,226,847	6,659,247	5,021,417	509,936,575	84,398	—	(2,518,181)	507,502,792

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 379,000 million Won and fund contribution fees of 396,998 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 132,641 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,202,110 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(3)	Operating profit or loss from external customers for the nine-month periods ended September 30, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
Details	2025	2024
Domestic	2,708,257	3,201,969
Foreign	257,487	379,061

Total	2,965,744	3,581,030

(4)	Major non-current assets as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

Details (*)	September 30, 2025	December 31, 2024
Domestic	7,308,261	6,068,817
Foreign	555,625	592,768

Total	7,863,886	6,661,585

(*)	Major non-current assets included joint ventures and related business investments, investment properties, Premises and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the nine-month periods ended September 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Cash	1,667,553	1,661,517
Foreign currencies	689,696	812,026
Demand deposits	26,743,974	24,634,075
Fixed deposits	131,326	173,505

Total	29,232,549	27,281,123

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	September 30, 2025	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	11,908,119	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	3,216,055	Reserve deposits etc.

Total		15,124,174

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	9,712,194	Reserve deposits under the BOK Act
Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,954,868	Reserve deposits etc.

Total		12,667,062

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Financial assets at fair value through profit or loss	32,610,872	25,202,672

(2)	Financial assets at fair value through profit or loss as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Deposits:
Gold banking asset	175,565	73,951
Securities:
Debt securities
Korean treasury and government agencies	6,084,062	5,053,592
Financial institutions	1,135,200	1,193,809
Corporates	1,399,469	348,929
Foreign currency bond	680,640	13,186
Securities loaned	19,897	12,361
Others	329,777	179,411
Equity securities	1,436,413	421,313
Capital contributions	3,107,019	2,857,698
Beneficiary certificates	12,245,068	4,563,102
Others	352,851	236,595

Sub-total	26,790,396	14,879,996

Loans	876,522	104,177
Derivatives assets	4,684,898	10,094,532
Other financial assets	83,491	50,016

Total	32,610,872	25,202,672

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of September 30, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Debt securities:
Korean treasury and government agencies	21,469,192	7,787,052
Financial institutions	24,649,395	25,339,937
Corporates	10,006,046	3,032,609
Bond denominated in foreign currencies	11,976,263	6,763,073
Securities loaned	4,796,955	—

Sub-total	72,897,851	42,922,671

Equity securities	1,332,656	875,074
Loans	71,867	—

Total	74,302,374	43,797,745

(2)	Details of equity securities designated as financial assets at FVTOCI as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	September 30, 2025	December 31, 2024	Remarks
Investment for strategic business partnership purpose	1,245,638	766,900
Debt-equity swap	87,012	108,168
Others	6	6	Insurance for mutual aid association, etc.

Total	1,332,656	875,074

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine-month period ended September 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(29,084)	—	—	(29,084)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(2,986)	—	—	(2,986)
Disposal	6,162	—	—	6,162
Others (*)	703	—	—	703

Ending balance	(25,205)	—	—	(25,205)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of loss allowance	(5,495)	—	—	(5,495)
Disposal	5,354	—	—	5,354
Others (*)	536	—	—	536

Ending balance	(26,984)	—	—	(26,984)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine-month period ended September 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	42,922,671	—	—	42,922,671
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	25,044,263	—	—	25,044,263
Disposal / Recovery	(27,353,647)	—	—	(27,353,647)
Gain (loss) on valuation	(251,417)	—	—	(251,417)
Amortization based on effective interest method	149,082	—	—	149,082
Changes due to business combinations	32,515,016	—	—	32,515,016
Others (*)	(56,250)	—	—	(56,250)

Ending balance	72,969,718	—	—	72,969,718

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,111	—	—	36,694,111
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	20,072,267	—	—	20,072,267
Disposal / Recovery	(21,653,750)	—	—	(21,653,750)
Gain (loss) on valuation	236,710	—	—	236,710
Amortization based on effective interest method	99,349	—	—	99,349
Others (*)	191,715	—	—	191,715

Ending balance	35,640,402	—	—	35,640,402

(*)	Others consist of foreign currencies translation, etc.

(4)

During nine-month periods ended September 30, 2025 and 2024, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 10,802 million Won and 61,868 million Won respectively, and cumulative losses at disposal dates were 1,873 million Won and 6,244 million Won respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Korean treasury and government agencies	9,574,546	7,646,463
Financial institutions	3,127,374	4,004,011
Corporates	4,790,746	5,997,996
Bond denominated in foreign currencies	1,194,213	1,555,470
Others	—	10,000
Allowance for credit losses	(10,538)	(10,763)

Total	18,676,341	19,203,177

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine-month period ended September 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(10,763)	—	—	(10,763)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	173	—	—	173
Others (*)	52	—	—	52

Ending balance	(10,538)	—	—	(10,538)

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	2,772	—	—	2,772
Others (*)	(9)	—	—	(9)

Ending balance	(11,178)	—	—	(11,178)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

2)	Gross carrying amount

	For the nine-month period ended September 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	19,213,940	—	—	19,213,940
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	4,420,661	—	—	4,420,661
Disposal / Recovery	(4,978,609)	—	—	(4,978,609)
Amortization based on effective interest method	84,561	—	—	84,561
Others (*)	(53,674)	—	—	(53,674)

Ending balance	18,686,879	—	—	18,686,879

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,087,193	—	—	1,087,193
Disposal / Recovery	(5,993,180)	—	—	(5,993,180)
Amortization based on effective interest method	55,810	—	—	55,810
Changes due to business combinations	10,000	—	—	10,000
Others (*)	10,418	—	—	10,418

Ending balance	19,180,354	—	—	19,180,354

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Due from banks	2,543,645	2,630,604
Loans	394,796,413	386,069,294
Other financial assets	20,817,263	9,771,918

Total	418,157,321	398,471,816

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Due from banks in local currency:
Due from depository banks	462,928	200,366
Due from non-depository institutions	321	152
Due for securities trading	279,544	239,222
Others	315,745	72,314
Loss allowance	(259)	(4)

Sub-total	1,058,279	512,050

Due from banks in foreign currencies:
Due from banks on demand	175,987	177,886
Due from banks on time	114,118	193,654
Others	1,198,459	1,753,337
Loss allowance	(3,198)	(6,323)

Sub-total	1,485,366	2,118,554

Total	2,543,645	2,630,604

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2025	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	114,574	Reserve deposits and others
Securities trading	Korea Exchange Co., Ltd. and Korea Securities Finance Corporation and others	186,892	Customer deposit refund reserve and futures trading margin and others

Sub-total		301,466

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	174,048	Reserve deposits and others
Others	Goldman Sachs Intl., LON and others	742,043	CSA collateral and others

Sub-total		916,091

Total		1,217,557

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	77,835	Reserve deposits
Securities trading	Korea Securities Finance Corporation	238,445	Customer deposit refund reserve and futures trading margin and others

Sub-total		316,280

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	169,064	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	284	Usage deposits for fund settlement system and others
Others	BNP-PARIBAS, PAR and others	1,093,853	CSA collateral and others

Sub-total		1,263,201

Total		1,579,481

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,327)	—	—	(6,327)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	2,799	—	—	2,799
Others (*)	71	—	—	71

Ending balance	(3,457)	—	—	(3,457)

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,846)	—	—	(15,846)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	11,558	—	—	11,558
Others (*)	(358)	—	—	(358)

Ending balance	(4,646)	—	—	(4,646)

(*) Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

2)	Gross carrying amount

	For the nine-month period ended September 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,636,931	—	—	2,636,931
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	(863,507)	—	—	(863,507)
Changes due to business combinations	807,306	—	—	807,306
Others (*)	(33,628)	—	—	(33,628)

Ending balance	2,547,102	—	—	2,547,102

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,966,419	—	—	1,966,419
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	1,058,235	—	—	1,058,235
Changes due to business combinations	165,476	—	—	165,476
Others (*)	29,357	—	—	29,357

Ending balance	3,219,487	—	—	3,219,487

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Loans in local currency	322,048,963	315,597,374
Loans in foreign currencies	31,537,240	33,166,984
Domestic banker’s usance	2,552,069	2,803,761
Credit card accounts	12,750,325	12,488,523
Bills bought in foreign currencies	3,022,941	4,328,404
Bills bought in local currency	65,652	224,835
Factoring receivables	6,180	5,994
Advances for customers on guarantees	23,177	9,814
Private placement bonds	677,441	444,900
Securitized loans	3,416,983	3,300,876
Call loans	2,881,535	1,847,376
Bonds purchased under resale agreements	14,836,342	10,551,018
Financial lease receivables	958,223	1,106,912
Installment financial bond	2,424,123	2,620,534
Others	241,494	—
Loan origination costs and fees	927,689	938,886
Discounted present value	(9,324)	(9,272)
Allowance for credit losses	(3,564,640)	(3,357,625)

Total	394,796,413	386,069,294

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)
Transfer to 12-month expected credit losses	(34,480)	31,624	2,856	(79,219)	74,022	5,197	—
Transfer to lifetime expected credit losses	18,472	(20,832)	2,360	41,989	(56,336)	14,347	—
Transfer to credit-impaired financial assets	7,912	14,269	(22,181)	176,657	131,159	(307,816)	—
Net reversal (provision) of allowance for credit losses	21,903	(36,236)	(264,536)	(221,705)	52,956	(615,242)	(4,234)
Recovery	—	—	(33,533)	—	—	(34,154)	—
Charge-off	—	—	195,637	—	—	492,162	—
Disposal	16	1,077	67,971	4	2,507	234,854	6,062
Interest income from impaired loans	—	—	12,680	—	—	24,401	—
Changes due to business combinations	(2,536)	(184)	(13,979)	(22,505)	(26,471)	(32,605)	—
Others	(336)	64	3,499	82,748	(7,370)	(28,629)	(4,415)

Ending balance	(217,379)	(158,533)	(329,351)	(993,530)	(529,179)	(873,406)	(9,882)

	For the nine-month period ended September 30, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)
Transfer to 12-month expected credit losses	(33,176)	32,934	242	(146,875)	138,580	8,295	—
Transfer to lifetime expected credit losses	9,035	(10,117)	1,082	69,496	(87,285)	17,789	—
Transfer to credit-impaired financial assets	2,774	5,197	(7,971)	187,343	150,625	(337,968)	—
Net reversal (provision) of allowance for credit losses	11,546	(19,261)	(337,551)	(188,256)	(2,541)	(1,217,329)	(4,234)
Recovery	—	—	(18,960)	—	—	(86,647)	—
Charge-off	—	—	261,527	—	—	949,326	—
Disposal	—	—	45,813	20	3,584	348,638	6,062
Interest income from impaired loans	—	—	—	—	—	37,081	—
Changes due to business combinations	—	—	—	(25,041)	(26,655)	(46,584)	—
Others	—	—	—	82,412	(7,306)	(25,130)	(4,415)

Ending balance	(133,118)	(106,277)	(213,985)	(1,344,027)	(793,989)	(1,416,742)	(9,882)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the nine-month period ended September 30, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)
Transfer to 12-month expected credit losses	(31,490)	28,033	3,457	(88,893)	85,762	3,131	—
Transfer to lifetime expected credit losses	15,249	(17,854)	2,605	46,071	(49,223)	3,152	—
Transfer to credit-impaired financial assets	6,444	17,716	(24,160)	102,827	140,282	(243,109)	—
Net reversal (provision) of allowance for credit losses	(11,285)	(22,356)	(283,870)	(126,292)	(94,316)	(404,361)	(4,011)
Recovery	—	—	(50,494)	—	—	(23,451)	—
Charge-off	—	—	174,339	—	—	187,985	477
Disposal	12	2,149	69,746	20	2,403	240,645	440
Interest income from impaired loans	—	—	10,942	—	—	20,209	—
Others	474	689	41,432	(2,463)	2,158	7,700	—

Ending balance	(217,441)	(125,625)	(276,848)	(1,016,418)	(675,578)	(571,802)	(3,183)

	For the nine-month period ended September 30, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)
Transfer to 12-month expected credit losses	(32,502)	32,306	196	(152,885)	146,101	6,784	—
Transfer to lifetime expected credit losses	8,718	(9,471)	753	70,038	(76,548)	6,510	—
Transfer to credit-impaired financial assets	1,803	4,272	(6,075)	111,074	162,270	(273,344)	—
Net reversal (provision) of allowance for credit losses	443	(21,046)	(259,125)	(137,134)	(137,718)	(947,356)	(4,011)
Recovery	—	—	(18,135)	—	—	(92,080)	—
Charge-off	—	—	151,927	—	—	514,251	477
Disposal	—	—	82,163	32	4,552	392,554	440
Interest income from impaired loans	—	—	—	—	—	31,151	—
Others	—	—	—	(1,989)	2,847	49,132	—

Ending balance	(119,272)	(112,051)	(181,694)	(1,353,131)	(913,254)	(1,030,344)	(3,183)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147
Transfer to 12-month expected credit losses	4,203,576	(4,190,244)	(13,332)	2,832,811	(2,822,647)	(10,164)	—
Transfer to lifetime expected credit losses	(6,252,021)	6,282,506	(30,485)	(4,994,902)	5,026,147	(31,245)	—
Transfer to credit-impaired financial assets	(272,141)	(257,442)	529,583	(1,564,178)	(661,751)	2,225,929	—
Charge-off	—	—	(195,637)	—	—	(492,162)	—
Disposal	(119)	(2,993)	(213,547)	(93)	(7,213)	(757,876)	(6,062)
Net increase(decrease)	6,763,185	(1,732,609)	1,060	1,037,536	(2,177,606)	(548,862)	26,668
Changes due to business combinations	700,146	130,549	14,436	5,761,606	265,660	100,959	—

Ending balance	146,146,172	15,293,669	873,946	209,097,803	11,048,231	1,978,395	1,167,753

	For the nine-month period ended September 30, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147
Transfer to 12-month expected credit losses	433,208	(432,840)	(368)	7,469,595	(7,445,731)	(23,864)	—
Transfer to lifetime expected credit losses	(472,920)	474,525	(1,605)	(11,719,843)	11,783,178	(63,335)	—
Transfer to credit-impaired financial assets	(102,736)	(39,917)	142,653	(1,939,055)	(959,110)	2,898,165	—
Charge-off	—	—	(261,527)	—	—	(949,326)	—
Disposal	—	—	(76,146)	(212)	(10,206)	(1,047,569)	(6,062)
Net increase(decrease)	546,795	(216,367)	274,353	8,347,516	(4,126,582)	(273,449)	26,668
Changes due to business combinations	—	—	—	6,461,752	396,209	115,395	—

Ending balance	11,576,232	821,519	357,333	366,820,207	27,163,419	3,209,674	1,167,753

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the nine-month period ended September 30, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487
Transfer to 12-month expected credit losses	4,571,723	(4,555,194)	(16,529)	2,465,485	(2,460,626)	(4,859)	—
Transfer to lifetime expected credit losses	(6,013,796)	6,041,370	(27,574)	(5,226,576)	5,235,805	(9,229)	—
Transfer to credit-impaired financial assets	(245,649)	(224,898)	470,547	(783,933)	(684,607)	1,468,540	—
Charge-off	—	—	(174,339)	—	—	(187,985)	(477)
Disposal	(128)	(15,624)	(219,139)	(125)	(10,065)	(709,602)	(258,583)
Net increase(decrease)	10,871,824	(1,409,890)	78,451	34,954,182	(1,799,633)	11,844	727,042

Ending balance	141,996,955	14,550,160	753,503	220,021,061	10,902,261	1,425,553	1,236,469

	For the nine-month period ended September 30, 2024
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487
Transfer to 12-month expected credit losses	350,965	(350,682)	(283)	7,388,173	(7,366,502)	(21,671)	—
Transfer to lifetime expected credit losses	(516,230)	517,323	(1,093)	(11,756,602)	11,794,498	(37,896)	—
Transfer to credit-impaired financial assets	(81,373)	(36,455)	117,828	(1,110,955)	(945,960)	2,056,915	—
Charge-off	—	—	(151,927)	—	—	(514,251)	(477)
Disposal	—	—	(138,651)	(253)	(25,689)	(1,067,392)	(258,583)
Net increase(decrease)	113,301	(83,556)	225,504	45,939,307	(3,293,079)	315,799	727,042

Ending balance	11,153,731	1,030,241	304,729	373,171,747	26,482,662	2,483,785	1,236,469

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Cash Management Account asset (CMA asset)	120,000	120,000
Receivables	16,851,481	6,411,884
Accrued income	2,430,496	1,779,310
Telex and telephone subscription rights and refundable deposits	801,739	778,986
Domestic exchange settlement debit	497,118	441,992
Other assets	431,478	452,760
Allowance for credit losses	(315,049)	(213,014)

Total	20,817,263	9,771,918

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(20,934)	(22,020)	(170,060)	(213,014)
Transfer to 12-month expected credit losses	(525)	497	28	—
Transfer to lifetime expected credit losses	290	(340)	50	—
Transfer to credit-impaired financial assets	77	1,978	(2,055)	—
Reversal (provision) of loss allowance	(4,369)	6,898	(115,976)	(113,447)
Charge-off	—	—	26,272	26,272
Disposal	—	—	967	967
Others	1,435	(1)	871	2,305
Changes due to business combinations	(242)	(13)	(17,876)	(18,131)

Ending balance	(24,268)	(13,001)	(277,779)	(315,048)

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,019)	(17,062)	(130,199)	(156,280)
Transfer to 12-month expected credit losses	(551)	533	18	—
Transfer to lifetime expected credit losses	302	(367)	65	—
Transfer to credit-impaired financial assets	2,708	5,804	(8,512)	—
Provision of loss allowance	(528)	(6,421)	(30,644)	(37,593)
Charge-off	—	—	1,975	1,975
Disposal	—	—	2,248	2,248
Others	(7,386)	—	(7,054)	(14,440)

Ending balance	(14,474)	(17,513)	(172,103)	(204,090)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,435,449	99,254	450,229	9,984,932
Transfer to 12-month expected credit losses	16,092	(16,059)	(33)	—
Transfer to lifetime expected credit losses	(27,286)	27,342	(56)	—
Transfer to credit-impaired financial assets	(7,972)	(10,572)	18,544	—
Charge-off	—	—	(26,272)	(26,272)
Disposal	—	—	(1,120)	(1,120)
Net increase (decrease)	10,530,665	5,546	110,455	10,646,666
Changes due to business combinations	505,221	420	22,464	528,105

Ending balance	20,452,169	105,931	574,211	21,132,311

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,510,625	111,898	154,153	12,776,676
Transfer to 12-month expected credit losses	19,937	(19,916)	(21)	—
Transfer to lifetime expected credit losses	(32,871)	32,957	(86)	—
Transfer to credit-impaired financial assets	(13,881)	(18,380)	32,261	—
Charge-off	—	—	(1,975)	(1,975)
Disposal	—	(3)	(2,665)	(2,668)
Net increase (decrease)	4,686,744	(6,406)	18,613	4,698,951
Changes due to business combinations	3,099	—	—	3,099

Ending balance	17,173,653	100,150	200,280	17,474,083

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3—fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2025
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	175,565	—	—	175,565
Debt securities	4,851,728	4,748,631	48,686	9,649,045
Equity securities	927,048	—	509,365	1,436,413
Capital contributions	—	5,381	3,101,638	3,107,019
Beneficiary certificates	1,048,574	4,428,568	6,767,926	12,245,068
Loans	—	335,914	540,608	876,522
Derivative assets	—	4,682,987	1,911	4,684,898
Other financial assets in foreign currency	—	6	81,773	81,779
Others	—	111,409	243,154	354,563

Sub-total	7,002,915	14,312,896	11,295,061	32,610,872

Financial assets at FVTOCI
Debt securities	29,898,214	42,999,637	—	72,897,851
Equity securities	320,198	—	1,012,458	1,332,656
Loans	—	—	71,867	71,867

Sub-total	30,218,412	42,999,637	1,084,325	74,302,374

Derivative assets (designated for hedging)	—	244,414	—	244,414

Total	37,221,327	57,556,947	12,379,386	107,157,660

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	193,173	—	—	193,173
Derivative liabilities	—	4,199,398	—	4,199,398
Securities sold	246,364	—	—	246,364

Sub-total	439,537	4,199,398	—	4,638,935

Financial liabilities designated to be measured at FVTPL
Deposits due to customers	—	485,758	—	485,758

Derivative liabilities (designated for hedging)	—	397,188	—	397,188

Total	439,537	5,082,344	—	5,521,881

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	73,951	—	—	73,951
Debt securities	4,304,048	2,489,883	7,357	6,801,288
Equity securities	22,414	—	398,899	421,313
Capital contributions	—	4,185	2,853,513	2,857,698
Beneficiary certificates	156,898	2,301,044	2,105,160	4,563,102
Loans	—	69,401	34,776	104,177
Derivative assets	—	10,093,344	1,188	10,094,532
Other financial assets in foreign currency	—	—	48,345	48,345
Others	—	—	238,266	238,266

Sub-total	4,557,311	14,957,857	5,687,504	25,202,672

Financial assets at FVTOCI
Debt securities	14,117,592	28,805,079	—	42,922,671
Equity securities	315,640	—	559,434	875,074

Sub-total	14,433,232	28,805,079	559,434	43,797,745

Derivative assets (designated for hedging)	—	175,191	—	175,191

Total	18,990,543	43,938,127	6,246,938	69,175,608

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	74,205	—	—	74,205
Derivative liabilities	—	9,090,696	1,402	9,092,098
Securities sold	182,478	—	—	182,478

Sub-total	256,683	9,090,696	1,402	9,348,781

Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	547,816	—	547,816

Derivative liabilities (designated for hedging)	—	102,815	—	102,815

Total	256,683	9,741,327	1,402	9,999,412

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of September 30, 2025 and December 31, 2024 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread, LSMC and Hull-White model.

Risk-free market rate, credit spread, discount rate originated from credit grade, volatility of stocks, volatility of interest rate, matrix method yield to maturity, effective credit rate, company-specific risk spread. weighted average expected maturity of MBS with consideration for prepayment, discount rate

Equity securities and beneficiary certificates	The beneficiary certificates are measured at net asset value method, DCF model(Discounted Cash Flow Model), Binomial Tree model and T-F model.	Values of underlying assets such as bond, discount rate, volatility of stock, terminal growth rate etc.
Derivatives	Fair value is measured by models such as option model, DCF model and, Implied Forward Rate calculation method etc.	Discount rate, volatility, exchange rate, interest rate etc.
Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread
Deposits due to customers	Fair value is measured by Hull-White model.	Swaption Volume etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of September 30, 2025 and December 31, 2024 are as follows :

	Valuation methods	Input variables
Loans	Fair value is measured by using the DCF model (Discounted Cash Flow Model) and LSMC(Hull-White).	Risk-free market rate, credit spread, discount rate, volatility of stock, interest rate, correlation coefficient
Stocks, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Binomial Tree Model, Hull-White and Precedent Transactions model, one or more methods are used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, discount rate originated from credit grade, volatility of interest rate, volatility of real estate value, terminal growth rate, PBR, PSR, terminal grouwh rate, volatility of liquidation value etc.

Derivatives	Fair value is measured by models such as option model.	Discount rate, volatility, exchange rate, stock price, etc.
Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.

Stock price, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

September 30, 2025
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	29.72%~49.32%	Variation of fair value increases as volatility increases.
Loans	DCF model		Discount rate	2.86%~5.13%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Equity related	Stock price, Volatility of underlying asset	25.00%	Variation of fair value increases as stock price and volatility increases.
			Discount rate	16.88%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
Equity securities, capital contributions, and Beneficiary certificates	Binomial Tree		Volatility of stock	17.19%~36.68%	Variation of fair value increases as volatility of stock increases.
			Stock prices, Volatility of underlying asset	17.48%~35.70%	Variation of fair value increases as stock price and volatility of underlying asset increases.
	DCF model and others		Discount rate	5.32%~20.97%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LSMC(Hull-White)		Volatility	16.29%	Variation of fair value increases as volatility increases.
	Market Value Approach		Stock price	41,100~266,000	Fair value increases as stock price increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	17.48%~39.93%	Variation of fair value increases as stock price and volatility of underlying asset increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

December 31, 2024
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	28.09%~88.35%	Variation of fair value increases as volatility increases.
Loans	DCF model		Discount rate	4.17%~5.98%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.65	Variation of fair value increases as correlation coefficient increases.
			Stock prices, Volatility of underlying asset	25.71%	Variation of fair value increases as volatility and stock price increases.
			Discount rate	3.94%~19.62%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
Stocks, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	18.76%~36.37%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	4.76%~19.84%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LMSC(Hull-White)		Volatility of stock	29.30%	Variation of fair value increases as volatility increases.
Discount rate				6.45%~15.56%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	18.36%~36.90%	Variation of fair value increases as volatility of underlying asset and stock price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2025
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	7,357	—	3,856	—	38,977	(1,504)	—	48,686
Equity securities	398,899	98,276	(2,699)	—	51,125	(19,525)	(16,711)	509,365
Capital contributions	2,853,513	55,160	40,538	—	369,889	(217,462)	—	3,101,638
Beneficiary certificates	2,105,161	4,760,714	22,577	—	(45,712)	(74,814)	—	6,767,926
Loans	34,776	317,517	9,292	—	214,175	(35,152)	—	540,608
Derivative assets	1,188	—	(337)	—	1,113	(53)	—	1,911
Other foreign currency financial assets	48,345	—	(1,463)	—	34,891	—	—	81,773
Others	238,265	—	9,757	—	10,047	(14,915)	—	243,154

Sub-total	5,687,504	5,231,667	81,521	—	674,505	(363,425)	(16,711)	11,295,061

Financial assets at FVTOCI
Equity securities	559,434	421,450	—	35,704	1,722	(636)	(5,216)	1,012,458
Loans	—	—	—	(76)	140,722	(68,779)	—	71,867

Sub-total	559,434	421,450	—	35,628	142,444	(69,415)	(5,216)	1,084,325

Total	6,246,938	5,653,117	81,521	35,628	816,949	(432,840)	(21,927)	12,379,386

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,402	—	—	—	—	(1,402)	—	—

Total	1,402	—	—	—	—	(1,402)	—	—

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 76,760 million Won for the period ended September 30, 2025, which is from financial assets and liabilities that the Group holds as at the end of the period.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the nine-month period ended September 30, 2024
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,230	(193)	—	—	(2,600)	—	1,437
Equity securities	353,279	(6,290)	—	68,297	(4,561)	1,947	412,672
Capital contributions	2,462,048	22,120	—	404,460	(189,257)	—	2,699,371
Beneficiary certificates	1,705,966	22,849	—	303,799	(53,925)	—	1,978,689
Loans	56,002	1,204	—	326,512	(348,155)	—	35,563
Derivative assets	129,136	(4,437)	—	628	(123,217)	—	2,110
Other foreign currency financial assets	42,406	993	—	—	—	—	43,399
Others	183,274	11,738	—	10,565	(14,317)	—	191,260

Sub-total	4,936,341	47,984	—	1,114,261	(736,032)	1,947	5,364,501

Financial assets at FVTOCI
Equity securities	548,164	—	5,157	2,795	—	3,464	559,580
Loans	—	—	—	202,916	(202,916)	—	—

Sub-total	548,164	—	5,157	205,711	(202,916)	3,464	559,580

Total	5,484,505	47,984	5,157	1,319,972	(938,948)	5,411	5,924,081

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	18,117	—	353	(2,905)	—	17,559

Total	1,994	18,117	—	353	(2,905)	—	17,559

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 102,837 million Won for the period ended September 30, 2024, which is from financial assets and liabilities that the Group holds as at the end of the period, and the amount is included in the consolidated interim statements of comprehensive income as the net gain on financial instruments at FVTPL and the net gain on financial assets at FVTOCI.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 12,379,385 million Won and 6,248,340 million Won as of September 30, 2025 and December 31, 2024 respectively, equity instruments of 5,268,883 million Won and 5,655,401 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of September 30, 2025 and December 31, 2024 is as follows (Unit: Korean Won in millions):

	September 30, 2025
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1) (*4)	44	(44)	—	—
Loans (*2)	2,232	(2,229)	—	—
Debt securities (*3)	3,341	(3,355)	—	—
Equity securities (*2) (*4) (*5)	15,495	(10,457)	—	—
Beneficiary certificates (*5) (*6)	7,364	(4,903)	—	—
Others (*4)	2,735	(2,529)	—	—
Financial assets at FVTOCI
Equity securities (*5) (*7)	—	—	30,604	(25,676)

Total	31,211	(23,517)	30,604	(25,676)

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing liquidation rate or discount rate, which are major unobservable variables, by 1% each, respectively.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%p~1%p) and discount rate or liquidation value (-1%p~1%p), which are major unobservable variables.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing stock price volatility, which is major unobservable variables, by 10%.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%p~10%p) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1%p~1%p) and growth rate (-1%p~1%p) and or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing liquidation value of real estate which is underlying assets and discount rate by 1%.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are major unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	50	(51)	—	—
Loans (*2)	155	(152)	—	—
Debt securities (*3)	469	(435)	—	—
Equity securities (*2) (*4) (*5)	19,824	(14,380)	—	—
Beneficiary certificates (*6)	706	(705)	—	—
Others (*4) (*6)	2,554	(2,402)	—	—
Financial assets at FVTOCI
Equity securities (*5)(*6)(*7)	—	—	47,087	(32,879)

Total	23,758	(18,125)	47,087	(32,879)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	—	—	—	—

Total	—	—	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation or volatility, which are major unobservable variables, by 10% each, respectively.

(*2)	Fair value changes are calculated by increasing or decreasing growth rate (0%~1%) and discount rate or liquidation value (-1%~1%), which are major unobservable variables.
(*3)	Fair value changes are calculated by increasing or decreasing stock price volatility by 10%, which are major unobservable variables.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates among equity securities is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which are underlying assets and discount rate by 1%p.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	6,397,814	12,314,779	—	18,712,593	18,676,341
Loans and other financial assets at amortized cost	—	17,854,163	404,577,224	422,431,387	418,157,321
Financial liabilities:
Deposits due to customers	—	367,286,625	3,461,522	370,748,147	370,070,833
Borrowings	—	28,496,956	316,996	28,813,952	28,812,050
Debentures	—	51,500,183	1,049,834	52,550,017	52,182,652
Other financial liabilities (*)	—	40,987,649	1,004,359	41,992,008	42,048,495

(*)	Lease liabilities are excluded as of September 30, 2025.

	December 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,242,384	15,894,576	9,991	19,146,951	19,203,177
Loans and other financial assets at amortized cost	—	7,149,151	393,995,021	401,144,172	398,471,816
Financial liabilities:
Deposits due to customers	—	367,128,451	—	367,128,451	366,821,156
Borrowings	—	29,622,705	432,561	30,055,266	30,117,031
Debentures	—	48,273,103	—	48,273,103	48,207,103
Other financial liabilities (*)	—	30,201,229	809,007	31,010,236	31,786,960

(*)	Lease liabilities are excluded as of December 31, 2024.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities

The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group or the market discount rate used for similar in products.

Risk-free market rate, credit spread and forward rate

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(6)	Deferred day 1 profits or losses

Changes	in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2025	2024
Beginning balance	28	7,848
Amounts recognized in losses	(28)	(7,444)

Ending balance	—	404

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses as of September 30, 2025 and 2024.

(7)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	September 30, 2025
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	175,565	—	2,543,645	—	2,719,210
Securities	26,790,396	74,230,507	18,676,341	—	119,697,244
Loans	876,522	71,867	394,796,413	—	395,744,802
Derivative assets	4,684,898	—	—	244,414	4,929,312
Other financial assets	83,491	—	20,817,263	—	20,900,754

Total	32,610,872	74,302,374	436,833,662	244,414	543,991,322

	September 30, 2025
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	193,173	485,758	370,070,833	—	370,749,764
Borrowings	246,364	—	28,812,050	—	29,058,414
Debentures	—	—	52,182,652	—	52,182,652
Derivative liabilities	4,199,398	—	—	397,188	4,596,586
Other financial liabilities (*)	—	—	42,048,495	—	42,048,495

Total	4,638,935	485,758	493,114,030	397,188	498,635,911

(*)	Lease liabilities are excluded as of September 30, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	73,951	—	2,630,604	—	2,704,555
Securities	14,879,996	43,797,745	19,203,177	—	77,880,918
Loans	104,177	—	386,069,294	—	386,173,471
Derivative assets	10,094,532	—	—	175,191	10,269,723
Other financial assets	50,016	—	9,771,918	—	9,821,934

Total	25,202,672	43,797,745	417,674,993	175,191	486,850,601

	December 31, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	74,205	547,816	366,821,156	—	367,443,177
Borrowings	182,478	—	30,117,031	—	30,299,509
Debentures	—	—	48,207,103	—	48,207,103
Derivative liabilities	9,092,098	—	—	102,815	9,194,913
Other financial liabilities (*)	—	—	31,786,960	—	31,786,960

Total	9,348,781	547,816	476,932,250	102,815	486,931,662

(*)	Lease liabilities are excluded as of December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2025	December 31, 2024	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1) (*4)	Freight & staffing services	4.9	4.9	Korea	2025-08-31
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2025-09-30
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2025-08-31
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3) (*7)	Manufacturing	—	23.1	Korea	—
K BANK Co., Ltd. (*2) (*4)	Finance	12.0	12.0	Korea	2025-08-31
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2025-09-30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2025-09-30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2025-09-30
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2025-09-30
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2025-09-30
Orient Shipyard Co., Ltd. (*3) (*4)	Manufacture of sections for ships	22.7	22.7	Korea	2025-09-30
Win Mortgage Co.,Ltd. (*1) (*4)	Other financial services	4.5	4.5	Korea	2025-09-30
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	2025-09-30
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2025-09-30
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2025-09-30
SF CREDIT PARTNERS, LLC(*2)	Other financial services	10.0	10.0	United States	2025-09-30
Ulsan Yeocheon Development Co., Ltd. (*11)	Sewage and Wastewater Treatment Services	50.0	—	Korea	2025-09-30
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2025-09-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2025	December 31, 2024	Location	Financial statements as of
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2025-09-30
Woori Smart General Private Equity Investment Trust 1(bond)	Collective investment business	28.6	28.6	Korea	2025-09-30
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2025-09-30
Woori General Private Securities Investment Trust No. 5 (bond)	Collective investment business	28.6	28.6	Korea	2025-09-30
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	Collective investment business	8.7	9.1	Korea	2025-09-30
Woori General Private Securities Investment Trust No. 6 (bond)	Collective investment business	28.6	28.6	Korea	2025-09-30
Woori General Private Securities Investment Trust No. 7 (bond) (*7)	Collective investment business	—	28.6	Korea	—
Woori General Private Securities Investment Trust No. 8 (bond) (*11)	Collective investment business	28.6	—	Korea	2025-09-30
Woori Smart General Private Equity Investment Trust No.1(bond)	Collective investment business	28.4	28.4	Korea	2025-09-30
Woori Future Energy Private Special Asset Investment Trust(General) No.1	Collective investment business	16.0	16.0	Korea	2025-09-30
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2025-09-30
Portone-Cape Fund No.1 (*7)	Other financial services	20.0	20.0	Korea	—
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2025-09-30
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2025-09-30
Woori Investment Securities Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2025-09-30
Tongyang Life Insurance Co., Ltd. (*5)
Woori Global Secondary Private Placement Investment Trust No. 2 (*11)	Collective investment business	12.0	—	Korea	2025-09-30
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond) (*11)	Collective investment business	0.6	—	Korea	2025-09-30
ABL Life Insurance Co., Ltd. (*5)
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1 (*11)	Collective investment business	25.0	—	Korea	2025-09-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2025	December 31, 2024	Location	Financial statements as of
Woori PGIF4 General Type Private Special Asset Investment Trust No.1 (*11)	Collective investment business	20.0	—	Korea	2025-09-30
Woori Asset Management Co. Ltd.
Woori Together TDF 2050 (*7) (*11)	Collective investment business	—	—	Korea	—
Woori Together TDF 2045(*11)	Collective investment business	27.6	—	Korea	2025-09-30
Woori USD Treasury Target Return Bond FoF (*7)	Collective investment business	—	23.9	Korea	—
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF(*2)	Other financial services	4.0	4.0	Korea	2025-09-30
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2025-09-30
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2025-09-30
NH Woori Dino Co-Investment NO.2 Private Equity Fund (*2)	Other financial services	4.8	5.1	Korea	2025-09-30
Woori Financial F&I Co., Ltd.
KCLAVIS NPL Investment Trust NO 1-2	Collective investment business	35.9	35.9	Korea	2025-09-30
Capstone Special Restructuring Private Investment Trust No.4 (*11)	Collective investment business	46.2	—	Korea	2025-09-30
Woori Venture Partners Co., Ltd.
KTB-KORUS FUND(*8)	Asset Management	37.5	37.5	Korea	2025-09-30
KTBN Venture Fund No.8(*9)	Asset Management	21.7	21.7	Korea	2025-09-30
KTBN Digital Contents Korea Fund No.9(*9)	Asset Management	30.0	30.0	Korea	2025-09-30
KTBN Media Contents Fund(*10)	Asset Management	15.0	15.0	Korea	2025-09-30
KTB China Synergy Fund(*10)	Asset Management	15.1	15.1	Korea	2025-09-30
NAVER-KTB Audio Contents Fund(*7)(*10)	Asset Management	—	1.0	Korea	—
KTBN Venture Fund No.13(*10)	Asset Management	19.6	19.6	Korea	2025-09-30
KTBN Future Contents Fund(*10)	Asset Management	13.3	13.3	Korea	2025-09-30
KTBN Venture Fund No.16(*10)	Asset Management	10.3	10.3	Korea	2025-09-30
KTBN Venture Fund No.18(*10)	Asset Management	10.1	10.1	Korea	2025-09-30
KB-KTB Technology Venture Fund(*10)	Asset Management	18.2	18.2	Korea	2025-09-30
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2025-09-30
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2025-09-30
KTBN GI Private Equity Fund(*10)	Asset Management	5.0	5.0	Korea	2025-09-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2025	December 31, 2024	Location	Financial statements as of
Chirochem	Medical material Manufacturing	28.6	28.6	Korea	2025-09-30
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*4)	Other financial services	47.8	47.8	Japan	2025-07-31
Woori bank and Woori card Co., Ltd. (*5)
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
KG Fashion Co., Ltd. (*3)(*4)	Manufacturing	20.8	20.8	Korea	2025-08-31
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2025-09-30
Jinmyung Plus Co., Ltd. (*3)(*4)	Manufacturing	21.3	21.3	Korea	2025-09-30
Rea Company (*3)(*4)	Manufacturing	26.1	26.1	Korea	2025-09-30
ARAM CMC Co.,Ltd. (*3)	Manufacturing	20.1	20.1	Korea	—
MARKET&FARM CO.,LTD. (*3)	Wholesale and commodity brokerage	23.7	23.7	Korea	2025-09-30
SAMJI TEXTILE CO.,LTD. (*3)	Wholesale and commodity brokerage	29.8	29.8	Korea	—
Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No.2 Private Equity Fund	Other financial services	23.4	23.4	Korea	2025-09-30
HMS-Oriens 1st Fund (*7)	Other financial services	—	22.8	Korea	—
Woori Senior Loan Private Placement Investment Trust No.1 (*7)	Collective investment business	—	21.7	Korea	—
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2025-09-30
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2025-09-30
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2025-09-30
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2025-09-30
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2025-09-30
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2025-09-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2025	December 31, 2024	Location	Financial statements as of
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.9	Korea	2025-09-30
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2025-09-30
Woori bank and Tongyang Life Insurance Co., Ltd. (*5)
VOGO Fund (*11)	Other financial investment	24.0	—	Korea	2025-09-30
Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*5)
Healthcare Investmetnt Fund (*11)	Collective investment business	28.8	—	Korea	2025-09-30
Woori Asset Management Co., Ltd. and ABL Life Insurance Co., Ltd. (*5)
Woorinara Short-Term Bond Securities Investment Trust (Bond) (*11)	Collective investment business	0.9	—	Korea	2025-09-30
ABL Life Insurance Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Together TDF 2025	Collective investment business	15.7	24.7	Korea	2025-09-30
Woori Together TDF 2030	Collective investment business	18.5	22.2	Korea	2025-09-30
Woori Together TDF 2035	Collective investment business	5.1	22.5	Korea	2025-09-30
Woori Together TDF 2040 (*11)	Collective investment business	27.5	—	Korea	2025-09-30
Woori Investment Securities Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	Collective investment business	3.8	2.3	Korea	2025-09-30
Woori Bank and Woori Private Equity Asset Management Co., Ltd.
Woori-Q Corporate Restructuring Private Equity Fund(*6)	Other financial services	34.3	34.6	Korea	2025-09-30
Woori Eugene Energy Link Private Equity Fund (*2)(*11)	Other financial services	7.9	—	Korea	2025-09-30
Woori NH Co-Growth Private Equity FundI (*11)	Other financial services	23.1	—	Korea	2025-09-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2025	December 31, 2024	Location	Financial statements as of
Woori Bank, ABL Life Insurance Co., Ltd. and Woori Private Equity Asset Management Co., Ltd.
Woori IMM Greean Net Zero Fund (*11)	Other financial services	23.6	—	Korea	2025-09-30
Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. (*5)
NH Woori New deal Co-Investment No.1 Private Equity Fund	Other financial services	19.5	19.5	Korea	2025-09-30
Woori Venture Partners Co., Ltd., ABL Life Insurance Co., Ltd. and Woori Asset Management Corp. (*5)
Woori BIG SATISFACTION SHINJONG MMF 3rd	Collective investment business	7.4	2.3	Korea	2025-09-30
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2025-09-30
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	33.1	32.9	Korea	2025-09-30
Woori Bank, Woori card Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Asset Management Corp. (*5)
Woori Real Estate Investment No. 1 Limited Liability Company	Collective investment business	19.9	19.9	Korea	2025-09-30

(*1)	Most of the significant business transactions of associates are with the Group as of September 30, 2025 and December 31, 2024.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of September 30, 2025 and December 31, 2024.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.
(*7)	It was excluded from associates in current period.
(*8)	It has been liquidating as of September 30, 2025.
(*9)

In the event of liquidation, if the distribution payments made or to be made to the cooperative members are less than their contributions, an agreement has been made whereby the shortage will be covered, up to a certain amount within the investment, giving priority to specific shareholders over others.

(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*11)	It was added to associates in current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2025
	Acquisition cost	January 1, 2025	Share of profits (losses) and others	Acquisition (*2)	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2025
W Service Networks Co., Ltd.	108	204	(5)	—	—	(5)	—	194
Korea Credit Bureau Co., Ltd.	3,313	9,001	2,372	—	—	(90)	—	11,283
Korea Finance Security Co., Ltd.	3,267	3,616	213	—	—	—	—	3,829
K BANK Co., Ltd.	224,657	262,250	8,762	—	—	—	(130)	270,882
Partner One Value Up I Private Equity Fund	5,039	2,123	(249)	—	—	—	—	1,874
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	2,263	(26)	—	—	—	—	2,237
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,630	4,532	—	98	—	—	—	4,630
LOTTE CARD Co.,Ltd.	346,810	575,580	11,191	—	—	(7,743)	(6,608)	572,420
Union Technology Finance Investment Association	13,449	11,770	(2,486)	—	—	—	—	9,284
Orient Shipyard Co., Ltd.(*1)	—	—	—	—	—	—	—	—
Win Mortgage Co.,Ltd.	23	135	(28)	—	—	(9)	—	98
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,847	179	—	—	—	—	11,026
BTS 2nd Private Equity Fund	8,146	7,799	(130)	—	—	—	—	7,669
STASSETS FUND III	13,500	11,178	(174)	1,500	—	—	—	12,504
SF CREDIT PARTNERS, LLC	15,504	16,000	850	2,445	—	—	(791)	18,504
Ulsan Yeocheon Development Co., Ltd.	207	—	(1)	207	—	—	—	206
Japanese Hotel Real Estate Private Equity Fund No.2	3,133	2,805	126	—	(23)	(116)	27	2,819
Woori Seoul Beltway Private Special Asset Fund No.1	18,799	16,076	429	2,873	—	(427)	—	18,951
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,783	1,195	—	—	(2,541)	—	40,437
Woori Asset Global Partnership Fund No.5	65,363	54,977	(739)	15,000	(1,290)	(855)	—	67,093
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	60,024	1,875	—	—	—	—	61,899
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	10,493	316	—	—	(603)	—	10,206
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	42,090	1,286	—	—	(2,552)	—	40,824
Woori General Private Securities Investment Trust No. 7 (Bond)	—	41,116	610	—	(41,726)	—	—	—
Woori General Private Securities Investment Trust No. 8 (Bond)	40,000	—	8	40,000	—	—	—	40,008
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	40,477	1,198	—	—	(1,935)	—	39,740
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	—	160	41	—	(201)	—	—	—
Darwin Green Packaging Private Equity Fund	4,000	3,904	(3)	—	—	—	—	3,901
Koreawide partners 2nd Private Equity Fund	20,000	19,235	(393)	—	—	—	—	18,842
Woori FirstValue Private Real Estate Fund No.2	9,000	567	8	—	—	—	—	575
Woori Global Secondary Private Placement Investment Trust No. 2	12,031	—	(175)	12,015	(259)	(56)	—	11,525
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	30,000	—	198	30,253	—	—	—	30,451
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	26,055	—	718	29,903	—	(408)	—	30,213
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	18,063	—	1,109	20,182	—	—	—	21,291
Woori Together TDF 2050	—	—	(139)	—	139	—	—	—
Woori Together TDF 2045	3,645	—	147	—	4,701	—	—	4,848
Woori USD Treasury Target Return Bond FoF	—	220	1	—	(221)	—	—	—
Australia Green Energy 1st PEF	4,913	5,264	73	—	—	—	—	5,337
Aarden Woori Apparel 1st Private Equity Fund	100	95	(2)	—	—	—	—	93
Woori Dyno 1st Private Equity Fund	2,000	2,849	712	—	—	—	—	3,561
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,000	1,996	28	200	(200)	—	—	2,024

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the nine-month period ended September 30, 2025
	Acquisition cost	January 1, 2025	Share of profits (losses) and others	Acquisition (*2)	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2025
KCLAVIS NPL Investment Trust NO 1-2	15,000	15,422	1,290	—	—	—	—	16,712
Capstone Special Restructuring Private Investment Trust No.4	15,000	—	859	15,000	—	(750)	—	15,109
KTB-KORUS FUND	337	1,789	(264)	—	—	—	—	1,525
KTBN Venture Fund No.8	195	1,529	—	—	—	—	—	1,529
KTBN Digital Contents Korea Fund No.9	7,020	5,006	(324)	—	—	—	—	4,682
KTBN Media Contents Fund	—	154	—	—	—	—	—	154
KTB China Synergy Fund	11,775	18,949	315	—	—	(1,480)	—	17,784
NAVER-KTB Audio Contents Fund	—	248	—	—	(248)	—	—	—
KTBN Venture Fund No.13	400	15,659	36,976	—	—	(21,209)	—	31,426
KTBN Future Contents Fund	2,356	4,193	279	—	—	(1,644)	—	2,828
KTBN Venture Fund No.16	9,000	15,853	5,659	—	—	(3,200)	—	18,312
KTBN Venture Fund No.18	27,075	25,506	(1,343)	—	—	—	—	24,163
KB-KTB Technology Venture Fund	10,000	9,350	(455)	—	—	—	—	8,895
WOORI 2022 Scaleup Venture Fund	48,048	17,809	226	27,104	—	—	—	45,139
WOORI 2022 Start-up Venture Fund	13,100	12,773	(186)	—	—	—	—	12,587
KTBN GI Private Equity Fund	—	5	—	—	—	—	—	5
Chirochem	250	104	57	—	—	—	—	161
Godo Kaisha Oceanos 1	6,473	7,347	1,686	—	(4,327)	(568)	108	4,246
KG Fashion Co., Ltd.(*1)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*1)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	9	2	—	—	—	—	11
Rea Company (*1)	—	—	—	—	—	—	—	—
Market&Farm Co., Ltd (*1)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund (*1)	29,349	—	—	—	—	—	—	—
HMS-Oriens 1st Fund	—	14,880	—	—	(14,880)	—	—	—
Woori Senior Loan Private Placement Investment Trust No.1	—	17,517	522	—	(17,591)	(448)	—	—
Genesis Eco No.1 Private Equity Fund	12,000	10,847	172	—	—	—	—	11,019
Paratus Woori Material Component Equipment joint venture company	9,336	16,714	9,010	—	(8,365)	—	—	17,359
Midas No. 8 Private Equity Joint Venture Company	18,419	18,207	332	—	—	(530)	—	18,009
Orchestra Private Equity Fund IV	9,700	9,610	(107)	—	—	—	—	9,503
Synaptic Green No.1 PEF	8,000	7,499	1,076	—	—	—	—	8,575
IGEN2022No. 1 Private Equity Fund	7,422	7,972	829	—	—	(790)	—	8,011
PCC-Woori LP Secondary Fund	10,435	8,648	(170)	—	—	—	—	8,478
Synaptic Future Growth Private Equity Fund	5,334	7,685	(222)	—	(1,425)	—	—	6,038
Healthcare Investment Fund	3,000	—	(59)	—	3,000	—	—	2,941
Woorinara Short-Term Bond Securities Investment Trust (Bond)	10,517	—	75	10,098	209	—	—	10,382
Woori Together TDF 2025	3,225	3,577	105	2,285	(2,084)	(52)	—	3,831
Woori Together TDF 2030	3,863	3,724	181	2,411	(1,303)	(46)	—	4,967
Woori Together TDF 2035	1,912	3,448	129	1,059	(2,290)	(14)	—	2,332
Woori Together TDF 2040	3,377	—	426	1,078	2,839	(14)	—	4,329
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	4,819	4,011	238	970	—	—	—	5,219
Woori-Q Corporate Restructuring Private Equity Fund	28,209	34,007	1,092	—	(1,417)	—	—	33,682
Woori Eugene Energy Link Private Equity Fund	5,500	—	(431)	5,500	—	—	—	5,069
Woori IMM Greean Net Zero Fund	6,796	—	110	6,796	—	—	—	6,906
NH Woori Newdeal Growth Alpha Private Equity Fund 1	5,000	5,204	(416)	—	—	—	—	4,788
Woori BIG SATISFACTION SHINJONG MMF 3rd	193,972	41,984	1,647	307,238	(152,530)	—	—	198,339
Woori-Shinyoung Growth-Cap Private Equity Fund I	11,989	29,696	1,002	—	(5,105)	—	—	25,593
NH Woori New deal Co-Investment No.1 Private Equity Fund	48,820	55,539	(3,830)	5,171	(4,539)	(180)	—	52,161
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	33,919	977	—	—	—	—	34,896

	1,740,078	1,748,810	86,560	539,386	(249,136)	(48,265)	(7,394)	2,069,961

(*1)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 1 million Won for Orient Shipyard Co.,Ltd., 26 million Won in KG FASHION CO., LTD., 32 million Won for Market&Farm Co.,Ltd., 6 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 48 million Won for Orient Shipyard Co.,Ltd., 185 million Won in KG FASHION CO., LTD., 118 million Won for Rea Company, 4 million Won for KUM HWA Co., Ltd., 32 million Won for Market&Farm Co.,Ltd., 672 million Won in JC Assurance No.2 Private Equity Fund.

(*2)

During the nine-month period ended September 30, 2025.the associate company, DAOL EMP Global Asset Allocation private Securities investment trust 1 acquired through a business combination, was sold. The carrying amount at the time of acquisition was 28,521 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the nine-month period ended September 30, 2024
	Acquisition cost	January 1, 2024	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2024
W Service Networks Co., Ltd.	108	217	(18)	—	—	(5)	—	194
Korea Credit Bureau Co., Ltd.	3,313	6,433	2,195	—	—	(90)	—	8,538
Korea Finance Security Co., Ltd.	3,267	3,285	293	—	—	—	—	3,578
K BANK Co., Ltd.	224,656	260,049	10,122	—	(13,029)	—	1,771	258,913
Partner One Value Up I Private Equity Fund	5,039	3,230	(608)	—	—	—	—	2,622
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	8,246	1,239	—	(4,356)	(844)	—	4,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,482	4,436	—	46	—	—	—	4,482
LOTTE CARD Co.,Ltd.	346,810	587,392	11,130	—	—	(15,591)	(10,917)	572,014
Union Technology Finance Investment Association	13,449	12,271	(500)	—	—	—	—	11,771
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Orient Shipyard Co., Ltd. (*)	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	88	100	—	—	—	(87)	101
Win Mortgage Co.,LTd.	23	105	(5)	—	—	(2)	—	98
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,541	233	—	—	—	—	10,774
BTS 2nd Private Equity Fund	8,146	4,838	(41)	2,920	—	—	—	7,717
STASSETS FUND III	10,500	8,406	(175)	1,500	—	—	—	9,731
SF CREDIT PARTNERS, LLC	13,059	12,845	938	—	—	—	266	14,049
ARAM CMC Co.,Ltd. (*)	—	—	—	—	—	—	—	—
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,688	131	—	—	(139)	34	2,714
Woori Seoul Beltway Private Special Asset Fund No.1	15,029	12,590	414	2,590	—	(421)	—	15,173
Woori General Private Securities Investment Trust(Bond) No.1	—	51,686	586	—	(50,102)	(2,170)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	150,000	105,564	1,864	50,000	—	(4,202)	—	153,226
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,330	102	—	(10,003)	(429)	—	—
Woori General Private Securities Investment Trust(Bond) No.2	—	30,829	370	—	(31,199)	—	—	—
Woori Smart General Private Equity Investment Trust 1(Bond)	40,000	41,135	1,987	—	—	(1,795)	—	41,327
Woori General Private Securities Investment Trust(Bond) No.3	—	51,205	625	—	(51,830)	—	—	—
Woori Asset Global Partnership Fund No.5	52,500	22,071	(523)	30,000	—	—	—	51,548
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	445	(273)	—	—	—	—	172
DeepDive WOORI 2021-1 Financial Investment Fund	—	1,236	(543)	—	(226)	(467)	—	—
Darwin Green Packaging Private Equity Fund	4,000	3,957	(47)	—	—	—	—	3,910
Koreawide partners 2nd Private Equity Fund	20,000	19,235	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	560	5	—	—	—	—	565
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	—	55	—	—	(55)	—	—	—
Woori Together TDF 2025	3,000	—	210	—	3,245	—	—	3,455
Woori Together TDF 2030	3,000	3,324	245	—	—	—	—	3,569
Woori Together OCIO Target Return Feeder fund (Balance Bond)	—	10,376	—	—	(10,376)	—	—	—
Australia Green Energy 1st PEF	4,913	4,811	(35)	—	—	—	—	4,776
Aarden Woori Apparel 1st Private Equity Fund	100	133	(38)	—	—	—	—	95
Woori Dyno 1st Private Equity Fund	2,000	2,358	2	—	—	—	—	2,360
KTB-KORUS FUND	759	3,359	242	—	—	—	—	3,601
KTB China Platform Fund	—	16,059	(2,164)	—	—	(13,895)	—	—
KTBN Venture Fund No.7	—	16,044	(2,641)	—	—	(13,403)	—	—
KTBN Venture Fund No.8	195	2,511	(139)	—	—	(569)	—	1,803
KTBN Digital Contents Korea Fund No.9	7,020	5,597	(24)	—	—	—	—	5,573
KTBN Media Contents Fund	—	283	4	—	—	—	—	287
KTB China Synergy Fund	12,400	20,405	(493)	—	—	(3,296)	—	16,616
NAVER-KTB Audio Contents Fund	300	288	—	—	—	—	—	288
KTBN Venture Fund No.13	4,400	14,158	1,426	—	—	(3,801)	—	11,783
KTBN Future Contents Fund	4,000	4,561	(43)	—	—	—	—	4,518
KTBN Venture Fund No.16	12,200	18,561	(358)	—	—	(4,200)	—	14,003
KTBN Venture Fund No.18	27,075	26,970	33	—	—	(1,425)	—	25,578
KB-KTB Technology Venture Fund	10,000	7,600	23	2,000	—	—	—	9,623

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	For the nine-month period ended September 30, 2024
	Acquisition cost	January 1, 2024	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2024
WOORI 2022 Scaleup Venture Fund	14,168	13,578	(371)	—	—	—	—	13,207
WOORI 2022 Start-up Venture Fund	10,480	2,433	(129)	7,860	—	—	—	10,164
KTB-NHN China Private Equity Fund	—	3	(1)	—	—	(2)	—	—
KTBN GI Private Equity Fund	—	617	142	—	—	(718)	(36)	5
Chirochem	250	102	2	—	—	—	—	104
Daishin Balance No.18 Special Purpose Acquisition Company	—	—	—	600	(600)	—	—	—
Godo Kaisha Oceanos 1	10,800	7,978	27	—	—	(466)	(55)	7,484
Woori Zip 1	8,427	7,629	(57)	—	(7,655)	—	83	—
Woori Zip 2	11,611	10,695	(9)	—	(10,814)	—	128	—
KG Fashion Co., Ltd. (*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	14	(2)	—	—	—	—	12
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	—	7,809	—	—	(7,552)	(257)	—	—
HMS-Oriens 1st Fund	12,000	14,030	636	—	—	—	—	14,666
Woori Senior Loan Private Placement Investment Trust No.1	28,456	75,590	1,469	—	(46,675)	(1,879)	—	28,505
Genesis Eco No.1 Private Equity Fund	12,000	10,942	127	—	—	—	—	11,069
Paratus Woori Material Component Equipment joint venture company	17,700	16,979	(199)	—	—	—	—	16,780
Midas No. 8 Private Equity Joint Venture Company	18,419	18,465	340	—	—	(530)	—	18,275
Orchestra Private Equity Fund IV	9,700	9,555	90	—	—	—	—	9,645
Synaptic Green No.1 PEF	8,000	7,611	(75)	—	—	—	—	7,536
IGEN2022No. 1 Private Equity Fund	7,422	7,983	172	—	—	(151)	—	8,004
PCC-Woori LP Secondary Fund	10,435	10,530	(194)	—	—	—	—	10,336
Synaptic Future Growth Private Equity Fund	7,159	7,069	4,327	1,692	(1,657)	(3,867)	—	7,564
Woori-Q Corporate Restructuring Private Equity Fund	25,890	20,283	186	8,449	—	—	—	28,918
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	33,481	(3,141)	—	—	(196)	—	30,144
NH Woori Newdeal Growth Alpha Private Equity Fund 1	42,914	32,987	17,329	14,662	(5,925)	(11,310)	—	47,743
Woori BIG2 Plus Securities Investment Trust (Balanced Bond)	3,200	2,543	(265)	1,000	229	(70)	—	3,437
Woori Short Term Government and Special Bank Bond Active ETF	—	12,286	118	—	(12,404)	—	—	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	29,001	29,821	1,148	—	—	—	—	30,969
Woori General Private Securities Investment Trust No. 5 (Bond)	60,000	—	2,385	60,000	—	—	—	62,385
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond)	10,000	—	369	10,000	—	—	—	10,369
Woori General Private Securities Investment Trust No. 6 (Bond)	40,000	—	1,602	40,000	—	—	—	41,602
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	—	—	2,261	500,000	(502,261)	—	—	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	—	—	31	1,000	(1,031)	—	—	—
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	3,427	—	155	1,935	1,443	(3)	—	3,530
Woorinara Short-Term Bond Securities Investment Trust (Bond)	—	—	339	50,000	(50,339)	—	—	—
Woori General Private Securities Investment Trust No. 7 (Bond)	40,000	—	669	40,000	—	—	—	40,669
Woori BIG SATISFACTION SHINJONG MMF 3RD	52,083	—	195	22,083	32,702	—	—	54,980
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	—	(1)	5,000	—	—	—	4,999
KCLAVIS NPL Investment Trust NO 1-2	15,000	—	(14)	15,000	—	—	—	14,986

	1,589,267	1,795,368	55,512	868,337	(780,470)	(86,193)	(8,813)	1,843,741

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 11 million Won for Orient Shipyard Co.,Ltd., 22 million Won in KG FASHION CO., LTD., 19 million Won for ARAM CMC Co.,Ltd., 289 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 39 million Won for Orient Shipyard Co.,Ltd., 142 million Won in KG FASHION CO., LTD., 19 million Won for ARAM CMC Co.,Ltd., 660 million Won in JC Assurance No.2 Private Equity Fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Lease assets	3,887,647	3,965,839
Prepaid expenses	400,663	359,638
Advance payments	55,993	194,881
Non-operational assets	42,846	44,430
Others	55,852	40,575

Total	4,443,001	4,605,363

14.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Financial instruments at fair value through profit or loss	4,638,935	9,348,781
Financial liabilities designated to be measured at FVTPL	485,758	547,816

Total	5,124,693	9,896,597

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Deposits
Gold banking liabilities	193,173	74,205
Borrowings
Securities sold	246,364	182,478
Derivative liabilities	4,199,398	9,092,098

Total	4,638,935	9,348,781

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Deposits due to customers
Time deposits	485,758	547,816

In accordance with documented risk management or investment strategies, the group manages a portfolio of financial instruments on a fair value basis and evaluates their performance. Therefore, under K-IFRS 1109 Financial Instrument, financial liabilities are designated to be measured at FVTPL as this provides more relevant information.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2025	2024
Financial liabilities designated to be measured at FVTPL at the end of each period	485,758	463,203
Changes in fair value due to change in credit risk (*)	(10)	1,577
Accumulated change in fair value due to change in credit risk	(1,841)	1,577

(*)

The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are 10 million Won with an accumulated profit of 1,841 million Won during the nine-month periods ended September 30, 2025. The amounts recognized in other comprehensive loss related to financial liabilities designated to be measured at FVTPL are 1,577 million Won with an accumulated loss of 1,577 million Won during the nine-month periods ended September 30, 2024.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)	The difference between carrying amount and maturity amount of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Carrying amount	485,758	547,816
Nominal amount at maturity	450,000	530,000
Difference	35,758	17,816

15.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Deposits in local currency:
Deposits on demand	9,176,181	7,880,603
Savings deposits with withdrawal on demand	117,940,501	115,527,487
Other savings deposits	176,050,604	175,380,553
Mutual installment	18,630	19,901
Deposits on notes payables	4,325,786	4,000,894
Deposits on CMA	116,052	120,666
Certificate of deposits	9,426,669	11,742,425
Investment contract liabilities	3,197,163	—
Other deposits	975,614	1,037,811

Sub-total	321,227,200	315,710,340

Deposits in foreign currencies:
Foreign currency deposits	48,685,702	50,988,673
Present value discount	(99,044)	(144,359)
Customers’ deposits for beneficiary	256,975	266,502

Total	370,070,833	366,821,156

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

16.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2025
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.0	1,850,127
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,290,110
Others	The Korea Development Bank and others	0.0 ~ 4.6	7,592,527

Sub-total			11,732,764

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.8 ~ 14.0	12,961,251
Bills sold	Others	0.0 ~ 2.0	1,377
Call money	Bank and others	0.8 ~ 5.0	1,095,616
Bonds sold under repurchase agreements	NongHyup and others	1.0 ~ 14.9	3,022,746
Present value discount			(1,704)

Total			28,812,050

	December 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.5	1,981,928
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,165,257
Others	The Korea Development Bank and others	0.0 ~ 5.6	7,955,941

Sub-total			12,103,126

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 12.0	15,081,035
Bills sold	Others	0.0 ~ 2.7	3,690
Call money	Bank and others	1.7 ~ 4.9	1,402,780
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 12.2	1,530,767
Present value discount			(4,367)

Total			30,117,031

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2025		December 31, 2024
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	43,727,738	0.8 ~ 7.5	41,665,997
Subordinated bonds	1.9 ~ 6.7	6,456,505	1.9 ~ 5.1	4,421,380
Other bonds	2.9 ~ 17.0	2,020,756	1.6 ~ 17.0	2,250,672

Sub-total		52,204,999		48,338,049

Discounts on bonds		(22,347)		(130,946)

Total		52,182,652		48,207,103

(*)

Included debentures under fair value hedge amounting to 3,908,575 million Won and 3,952,047 million Won as of September 30, 2025 and December 31, 2024 respectively. Also, debentures under cash flow hedge amounting to 1,645,083 million Won and 1,860,100 million Won are included as of September 30, 2025 and December 31, 2024 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

17.	INSURANCE CONTRACTS

(1)	Details of insurance contracts assets and insurance contracts liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2025
	Death	Health	Annuity/Savings and others	Variable	Total
Insurance contracts assets	—	—	—	—	—
Insurance contracts liabilities	8,662,358	8,555,572	26,413,523	3,881,166	47,512,619

Net insurance contracts liabilities (asset)	8,662,358	8,555,572	26,413,523	3,881,166	47,512,619

Reinsurance contracts assets	406,023	174,293	7,664	—	587,980
Reinsurance contracts liabilities	60,312	72,860	627	—	133,799

Net reinsurance contracts assets (liabilities)	345,711	101,433	7,037	—	454,181

(2)	Details of net insurance income are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025
	Three-month	Nine-month
Insurance service result of insurance contracts	54,174	54,174
Insurance income	507,862	507,862
Estimated incurred claims	251,303	251,303
Estimated other insurance service expenses	81,416	81,416
Changes in risk adjustment	13,425	13,425
Amortization of contractual service margin	81,729	81,729
Recovery of insurance acquisition cash flows	73,666	73,666
Loss component allocation amount	(20)	(20)
Other insurance income	6,343	6,343
Insurance service expenses	453,688	453,688
Actual incurred claims	268,544	268,544
Actual other insurance service expenses	88,170	88,170
Losses (reversal) of group of onerous contracts	4,393	4,393
Changes in liability for incurred claims	15,998	15,998
Amortization of insurance acquisition cash flows	73,666	73,666
Loss component allocation amount	(20)	(20)
Other operating expenses	2,937	2,937
Insurance service result of reinsurance contracts	1,556	1,556
Reinsurance income	20,267	20,267
Actual incurred claims and insurance service expenses	17,995	17,995
Changes in cash flow from incurred claims	2,382	2,382
Changes in loss recovery component	(110)	(110)
Reinsurance service expenses	18,711	18,711
Estimated incurred claims and insurance service expenses	15,038	15,038
Changes in risk adjustment	516	516
Amortization of contractual service margin	3,157	3,157

Total insurance service result	55,730	55,730

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(3)	Details of net insurance finance income and expenses are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025
	Three-month	Nine-month
Investment income
Interest income	322,592	322,592
Gain(loss) on financial assets	252,943	252,943
Other investment income	(21,460)	(21,460)
Investment income recognized in net income	554,075	554,075
Investment income recognized in other comprehensive income (*)	(242,340)	(242,340)

Sub-total	311,735	311,735

Insurance finance interest income and other insurance finance income
Insurance finance interest income	(381,047)	(381,047)
Effect of change in fair value of underlying assets of participating insurance contracts	(97,960)	(97,960)
Effect of changes in discount rates and others	(80,730)	(80,730)
Other insurance finance income recognized in net income	(559,737)	(559,737)
Insurance finance income recognized in other comprehensive income (*)	348,451	348,451

Sub-total	(211,286)	(211,286)

Reinsurance finance interest income and other reinsurance finance income
Reinsurance finance interest income	3,548	3,548
Effect of changes in credit risk of reinsurance liabilities	25	25
Effect of changes in discount rates and others	—	—
Other reinsurance finance income recognized in net income	3,573	3,573
Reinsurance finance income recognized in other comprehensive income (*)	(1,304)	(1,304)

Sub-total	2,269	2,269

Total	102,718	102,718

(*)	The finance income recognized in other comprehensive income is the amount before deducting tax and non-controlling interests.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

18.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Asset retirement obligation	106,604	97,772
Provisions for guarantees (*1)	64,600	71,470
Provisions for unused loan commitments	137,682	137,562
Other provisions (*2)	383,412	304,624

Total	692,298	611,428

(*1)	Provisions for guarantees include provision for financial guarantee of 42,059 million won and 48,785 million won as of September 30, 2025 and December 31, 2024, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the nine-month period ended September 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	57,309	2,534	11,627	71,470
Transfer to 12-month expected credit loss	531	(531)	—	—
Transfer to expected credit loss for the entire period	(159)	159	—	—
Transfer to credit-impaired financial assets	(7)	(39)	46	—
Net provision (reversal) of unused amount	1,620	(1,280)	(5,037)	(4,697)
Others (*)	(2,165)	(8)	—	(2,173)

Ending balance	57,129	835	6,636	64,600

(*)	Recognized as a result of changes in financial guarantee liabilities.

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	70,678	2,800	7,225	80,703
Transfer to 12-month expected credit loss	455	(455)	—	—
Transfer to expected credit loss for the entire period	(332)	332	—	—
Transfer to credit-impaired financial assets	(123)	(6)	129	—
Net provision (reversal) of unused amount	(8,877)	(603)	3,574	(5,906)
Others (*)	(3,959)	4	1	(3,954)

Ending balance	57,842	2,072	10,929	70,843

(*)	Recognized as a result of changes in financial guarantee liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

2)	Provisions for unused loan commitment

	For the nine-month period ended September 30, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	108,218	24,896	4,448	137,562
Transfer to 12-month expected credit loss	9,659	(9,622)	(37)	—
Transfer to expected credit loss for the entire period	(2,908)	2,912	(4)	—
Transfer to credit-impaired financial assets	(437)	(540)	977	—
Net provision (reversal) of unused amount	(4,861)	2,796	(90)	(2,155)
Changes due to business combinations	2,961	—	14	2,975
Others	(81)	(1)	(618)	(700)

Ending balance	112,551	20,441	4,690	137,682

	For the nine-month period ended September 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	108,775	26,328	232	135,335
Transfer to 12-month expected credit loss	10,047	(10,024)	(23)	—
Transfer to expected credit loss for the entire period	(3,459)	3,465	(6)	—
Transfer to credit-impaired financial assets	(335)	(519)	854	—
Net provision (reversal) of unused amount	(5,137)	9,503	331	4,697
Others	444	132	207	783

Ending balance	110,335	28,885	1,595	140,815

(3)	Changes in asset retirement obligation for the nine-month periods ended September 30, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2025	2024
Beginning balance	97,772	95,179
Provisions provided	3,987	4,863
Provisions used	(7,723)	(4,676)
Reversal of provisions unused	(310)	(854)
Unwinding of discount	1,053	1,138
Changes due to business combinations	4,512	—
Increase (decrease) of restoration expense, etc.	7,313	1,757

Ending balance	106,604	97,407

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased property as of September 30, 2025, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each property’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(4)	Changes in other provisions for the nine-month periods ended September 30, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2025	2024
Beginning balance	304,624	494,814
Provisions provided	50,913	22,751
Provisions used	(3,845)	(180,009)
Reversal of provisions unused	(366)	(21,110)
Foreign currencies translation adjustments	35	783
Substitution	(16,283)	—
Changes due to business combinations	48,754	—
Others	(420)	(4,790)

Ending balance	383,412	312,439

(5)	Others

1)

The Group recognized provisions related to incomplete sales of Derivative Linked Fund (DLF) occurring in 2019 as the best estimate of expenditure, including fines, required to fulfil its current obligations.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds before the prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 247,410 million won and 246,422 million Won as of September 30, 2025 and December 31, 2024. In addition, The Group recognized provision amounting to 424 million Won and 781 million Won for estimated compensation of expected customer loss related to equity-linked securities as of September 30, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

19.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the return on high quality corporate bond. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in the return on high quality corporate bond	A decrease in the return on high quality corporate bond will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Present value of defined benefit obligation	2,000,358	1,751,605
Fair value of plan assets (*)	(2,042,533)	(1,892,290)

Net defined benefit liabilities (assets) (*)	(42,175)	(140,685)

Intercompany transaction adjustments	264,359	—

Net defined benefit liabilities (assets) (after intercompany offsets)	222,184	(140,685)

(*)	The amount before intercompany offsets within the consolidated entity

(2)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2025	2024
Current service cost	120,699	107,175
Past service cost (*1)	27,971	—
Net interest expense	(3,223)	(10,438)

Cost recognized in net income	145,447	96,737

Remeasurements (*2)	80,089	93,611

Cost recognized in total comprehensive income	225,536	190,348

(*1)	This was caused by changes in the criteria for assessing ordinary wages during the nine-month period ended September 30, 2025.
(*2)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 6,582 million won, and 4,050 million won for the nine-month periods ended September 30, 2025 and 2024, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

20.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Other financial liabilities:
Accounts payable	17,667,829	7,250,633
Accrued expenses	4,720,751	4,694,493
Segregated account debit balance	6,596,799	6,769,383
Agency fees received	1,108,668	733,990
Foreign exchange payables	716,232	902,564
Domestic exchange settlement credits	7,311,760	7,592,473
Lease liabilities	556,362	527,090
Other miscellaneous financial liabilities	3,938,651	3,857,393
Present value discount	(12,196)	(13,968)

Sub-total	42,604,856	32,314,051

Other liabilities:
Unearned income	349,800	407,525
Adjustment of contractual share	(1,464)	—
Other miscellaneous liabilities	499,553	388,973

Sub-total	847,889	796,498

Total	43,452,745	33,110,549

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

21.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		September 30, 2025
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	487,427	—	—	—	—	—	—
Forwards	5,953,114	83,207	—	73,071	39,147	—	232,993
Swaps	130,947,715	246	14,459	219,845	—	49,913	125,191
Written options	340,000	—	—	—	—	—	8,569

Currency:
Futures	135,780	—	—	—	—	—	—
Forwards	99,524,582	—	12,360	2,050,202	11,053	222,661	832,551
Swaps	75,706,578	134,142	—	2,339,365	74,414	—	2,999,247
Purchase options	123,993	—	—	1,204	—	—	—
Written options	166,059	—	—	—	—	—	847

Equity:
Futures	347,625	—	—	—	—	—	—
Forwards	326	—	—	196	—	—	—
Purchase options	1,711	—	—	1,015	—	—	—

Other:
Futures	4,356	—	—	—	—	—	—

Total	313,739,266	217,595	26,819	4,684,898	124,614	272,574	4,199,398

		December 31, 2024
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	449,127	—	—	—	—	—	—
Forwards	3,530,000	—	—	52,855	—	—	274,980
Swaps	138,816,980	—	10,102	308,333	180	102,635	199,761
Purchase options	50,000	—	—	81	—	—	—
Written options	360,000	—	—	—	—	—	10,595

Currency:
Futures	2,837	—	—	—	—	—	—
Forwards	111,927,474	—	—	5,638,032	—	—	1,805,299
Swaps	85,880,218	165,089	—	4,089,265	—	—	6,796,459
Purchase options	175,221	—	—	4,779	—	—	—
Written options	265,182	—	—	—	—	—	3,603

Equity:
Futures	—	—	—	—	—	—	—
Forwards	1,520	—	—	182	—	—	—
Swaps	7,698	—	—	—	—	—	1,401
Purchase options	1,767	—	—	1,005	—	—	—
Written options	—	—	—	—	—	—	—

Total	341,468,024	165,089	10,102	10,094,532	180	102,635	9,092,098

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 14), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

a)	Debentures

As of September 30, 2025, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,663,531 million Won, and local currency denominated debentures amounting to 245,044 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures and local currency debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

b)	Foreign currency securities, Foreign private bonds

As of September 30, 2025, the Group has applied fair value hedging for foreign currency securities amounting to 3,491,086 million Won and foreign currency private bonds amounting to 96,200 million Won. The purpose of the hedging is to avoid fair value volatility risk of foreign currency securities and foreign currency private bonds derived from exchange rate changes. To achieve this purpose, the group has entered into forward currency contracts designated as hedging instruments.

The forward currency contracts are executed with the condition of selling foreign currencies on a future specific date, at a predetermined agreed amount and exchange rate. On the initiation date, the contract amount is exchanged, and on the termination date, the contracted foreign currency principal is returned. As a result, through hedging transactions, the group offsets valuation gains and losses from exchange rate fluctuations of foreign currency-denominated assets, thereby removing fair value fluctuation risk linked to foreign currency securities and bonds. The hedge ratio is determined through a method that ensures fair value changes in the hedging instruments and hedged items effectively offset each other to a similar extent.

In this hedging relationship, only the exchange rate fluctuation, which is the most significant part of the fair value change in the hedged item, is designated as the hedged risk, excluding other risk factors such as credit risk or liquidity risk. Therefore, the ineffective portion of the hedge could arise from discrepancies between the settlement timing of the forward currency contract and the cash flow timing of foreign currency-denominated items, fluctuations in counterparties’ credit risks, or discrepancies between market exchange rates and contracted exchange rates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

The forward currency agreements and the hedged items are subject to fluctuations in the exchange rate and the group expects the fair value of the currency forward contract and the value of the hedged item to generally change in the opposite direction.

2)	Cash Flow Hedge

a)	Debentures

As of September 30, 2025, the Group has applied cash flow hedge on foreign currency denominated debentures amounting to 1,585,135 million Won, and local currency denominated debentures amounting to 59,948 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

By exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, the variable interest rate terms of the Korean won-denominated variable rate debentures are converted to fixed interest rate terms, thereby eliminating the cash flow volatility risk. In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest. The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging. Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

b)	Foreign currency securities, Foreign private bonds, Anticipated bond purchase

As of September 30, 2025, the Group has applied cash flow hedges to manage the risks associated with foreign currency securities amounting to 2,888,508 million Won, foreign currency private bonds totaling 149,391 million Won, and anticipated bond purchase transactions. The objective of these hedging measures is to mitigate the risk of cash flow fluctuations from foreign currency securities and private bonds due to exchange rate changes, as well as the price risk of future purchases of treasury and foreign government bonds. To achieve these objectives, the entity utilizes forward currency contracts, currency swaps, and bond forward contracts as designated hedging instruments.

Forward currency contracts are used to eliminate cash flow volatility arising from exchange rate fluctuations of anticipated transactions in foreign currency by agreeing to sell foreign currency at a pre-established rate on a future date. These contracts are designated as hedging instruments to offset cash flow variations caused by exchange rate changes on foreign currency-denominated items. The hedge ratio is determined by aligning the nominal amount of the hedging instrument with the face value of the hedged item.

Currency swap contracts are entered into to exchange interest and principal of foreign currency securities and private bonds during the contract period at predetermined notional amounts and rates, and revert the principal exchanged at inception upon maturity. This practice mitigates the cash flow volatility risk associated with the principal and interest payments of foreign currency-denominated securities and private bonds. The hedge ratio is determined by matching the nominal value of the hedging instrument to the face value of the hedged item.

Bond forward contracts are structured to purchase specific bonds at a predetermined notional amount and price on a future specified date to hedge against price risk caused by interest rate fluctuations impacting bond purchase prices. Upon contract expiration, bonds are acquired at the agreed-upon rate, thereby eliminating cash flow variability risks due to future interest rate changes. Thus, the hedging transaction removes the uncertainty surrounding the cash outflow amount related to interest rate changes at the future bond purchase date, thereby ensuring stable cash flows. The nominal amount of the hedging instrument in these bond forward contracts is aligned with the anticipated purchase amount of the hedged bonds, and the hedge ratio is calibrated to ensure that cash flow fluctuations of the hedged item and hedging instrument effectively offset each other.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the fluctuation risk of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch.

A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch are hedged in USD denominated foreign currency bonds (Carrying amount as of September 30, 2025: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The debenture has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(3)	The nominal amount of the hedging instrument is as follows (Unit: USD, EUR, AUD, SEK, GBP and Korean Won in millions):

	September 30, 2025
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	550,000,000	2,100,000,000	—	2,650,000,000
Interest rate swap (KRW)	—	—	245,000	245,000
Foreign currencies translation risk
Currency forward (USD)	1,631,082,157	500,417,800	—	2,131,499,957
Currency forward (EUR)	536,350,500	224,361,301	—	760,711,801
Currency forward (AUD)	141,603,532	285,000,000	50,000,000	476,603,532
Currency forward (GBP)	15,700,000	—	—	15,700,000
Cash flow hedge
Interest rate risk
Interest forward (USD)	—	320,000,000	—	320,000,000
Interest forward (KRW)	1,430,000	710,000	—	2,140,000
Interest rate swap (KRW)	—	60,000	—	60,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	91,000,000	873,833,334	—	964,833,334
Currency swap (EUR)	52,000,000	43,800,000	—	95,800,000
Currency swap (AUD)	80,000,000	—	—	80,000,000
Currency swap (SEK)	230,000,000	369,000,000	—	599,000,000
Foreign currencies translation risk
Currency forward (USD)	—	284,030,000	—	284,030,000
Currency forward (EUR)	—	104,572,000	—	104,572,000
Currency swap (USD)	—	856,700,000	—	856,700,000
Currency swap (EUR)	—	846,780,000	15,000,000	861,780,000
Currency swap (AUD)	20,000,000	195,000,000	—	215,000,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	—	863,959,317	—	863,959,317

	December 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swap (KRW)	—	—	155,000	155,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	140,000	—	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	870,000,000	—	870,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	191,568,880	672,390,437	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(4)	The average interest rate and average currency rate of the hedging instrument are as follows:

September 30, 2025
Average interest rate and average exchange rate

Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 3.95% receipt and CD 3M + 0.01% paid
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,326.74 USD/KRW = 1,371.95
Currency forward (EUR)	EUR/KRW = 1,499.13
Currency forward (AUD)	AUD/KRW = 864.03 AUD/KRW = 864.44
Currency forward (GBP)	GBP/KRW = 1,854.71
Cash flow hedge
Interest rate risk
Interest forward (USD)	YTM 5.14%
Interest forward (KRW)	YTM 2.88%
Interest rate swap (KRW)	KRW CD+0.37% receipt, KRW 2.75% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 4.24% receipt, KRW 2.63% paid, USD/KRW = 1,381.66 USD 1M SOFR+0.93% receipt, KRW 3.79% paid, USD/KRW = 1,344.45
Currency swap (EUR)	EUR 2.78% receipt, KRW 2.87% paid, EUR/KRW = 1,517.47
Currency swap (AUD)	AUD 3.11% receipt, KRW 1.21% paid, AUD/KRW = 911.67
Currency swap (SEK)	SEK 1.88% receipt, KRW 1.97% paid, SEK/KRW = 131.90
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,322.32
Currency forward (EUR)	EUR/KRW = 1,611.35
Currency swap (USD)	USD 3M 3.14% receipt, KRW 4.72% paid, USD/KRW = 1,399.47
USD 6M 2.75% receipt, KRW 4.06% paid, USD/KRW = 1,399.47
USD 12M 3.12% receipt, KRW 4.85% paid, USD/KRW = 1,399.47
USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 12M 3.38% receipt, KRW 3.41% paid, EUR/KRW = 1,615.00 EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Currency swap (AUD)	AUD 12M 3.38% receipt, KRW 5.44% paid, AUD/KRW = 895.01
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	1,413.14

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

December 31, 2024
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 4.52% receipt and CD 3M + 0.02% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+0.93% receipt, KRW 3.79% paid, USD/KRW = 1,344.45
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	1,363.09

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, EUR, AUD, SEK, GBP and Korean Won in millions):

	September 30, 2025
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,650,000,000			Derivative assets (designated for hedging)
Interest rate Swap(KRW)	245,000	14,459	49,912	Derivative liabilities (designated for hedging)	86,316
Foreign currencies translation risk
Currency forward (USD)	2,131,499,957	12,330	105,832		(164,690)
Currency forward (EUR)	760,711,801	—	100,435	Derivative assets (designated for hedging)	(30,826)
Currency forward (AUD)	476,603,532	30	16,217	Derivative liabilities (designated for hedging)	(19,577)
Currency forward (GBP)	15,700,000	—	178	Derivative liabilities (designated for hedging)	(484)
Cash flow hedge
Interest rate risk
Interest forward (USD)	320,000,000	10,791	—		12,775
Interest forward (KRW)	2,140,000	72,416	39,147	Derivative assets (designated for hedging)	(11,077)
Interest rate swap (KRW)	60,000	246	—	Derivative liabilities (designated for hedging)	426
Foreign currency translation risk and interest rate risk
Currency swap (USD)	964,833,334	49,573	11,464	Derivative assets (designated for hedging)	(63,881)
				Derivative liabilities (designated for hedging)
Currency swap (EUR)	95,800,000	—	10,428		(218)
Currency swap (AUD)	80,000,000	—	1,108		88
Currency swap (SEK)	599,000,000	—	10,128	Derivative liabilities (designated for hedging)	216
Foreign currency translation risk
Currency forward (USD)	284,030,000	—	7,454		(6,580)
Currency forward (EUR)	104,572,000	—	3,599		(3,590)
Currency swap (USD)	856,700,000	28,870	13,095		(34,925)
Currency swap (EUR)	861,780,000	55,698	22,218	Derivative assets (designated for hedging)	5,370
Currency swap (AUD)	215,000,000	—	5,974	Derivative liabilities (designated for hedging)	(5,141)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,211,444	Foreign currency bond	58,576

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,675,000,000	10,102	102,635	Derivative assets (designated for hedging)	5,265
Interest rate Swap(KRW)	155,000			Derivative liabilities (designated for hedging)
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	140,000	—	180	Derivative assets (designated for hedging)	211
Foreign currency translation risk and interest rate risk
Currency swap(USD)	870,000,000	104,320	—	Derivative assets (designated for hedging)	110,714
				Derivative liabilities (designated for hedging)
Foreign currency translation risk
Currency swap(USD)	100,000,000	29,861	—	Derivative assets (designated for hedging)	18,623
Currency swap(EUR)	194,780,000	30,908	—	Derivative assets (designated for hedging)	22,512
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,270,020	Foreign currency bond	(156,015)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	September 30, 2025
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures(*1)	—	3,908,575	—	41,982	Debentures	(72,992)	—
Foreign currencies translation risk
Foreign currency securities	2,641,095	—	622,197	—	FVTOCI	155,947	—
	849,991	—	156,765	—	FTVPL	37,385	—
Foreign private bonds	96,200	—	3,888	—	Financial assets at amortized cost	3,888	—
Cash flow hedge
Interest rate risk
Debentures	—	59,948	—	—	Debentures	(425)	181
Anticipated bond purchase	—	—	—	—	—	26,757	(11,420)
Foreign currencies translation risk and interest rate risk
Debentures	—	1,124,800	—	—	Debentures	61,111	(5,462)
Foreign currency securities	337,019	—	—	—	FVTOCI	556	(365)
	27,969	—	—	—	FTVPL	2,006	(25)
Foreign private bonds	149,391	—	—	—	Financial assets at amortized cost	5,272	(593)
Foreign currencies translation risk
Debentures	—	460,335	—	—	Debentures	(19,905)	(3,680)
Foreign currency securities	2,523,520	—	—	—	FVTOCI	64,866	(6,150)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,211,444	—	—	Foreign operations net asset	(58,576)	(106,465)

(*1)	The accumulated profit on debentures on foreign currency amounted to 41,938 million won, and the accumulated loss on debentures on local currency amounted to 44 million won, as of September 30, 2025.
(*2)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

	December 31, 2024
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,952,047	—	129,306	Debentures	(17,417)	—
Cash flow hedge
Interest rate risk
Debentures	—	139,987	—	—	Debentures	(211)	(133)
Foreign currencies translation risk and interest rate risk
Debentures	—	1,275,768	—	—	Debentures	(110,714)	(7,825)
Foreign currencies translation risk
Debentures	—	444,345	—	—	Debentures	(41,134)	(7,479)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,270,020	—	—	Foreign operations net asset	156,015	(149,577)

(*1)

The accumulated profit on debentures on foreign currency amounted to 124,647 million Won, and the accumulated loss on debentures on local currency amounted to 4,659 million Won, as of December 31, 2024.

(*2)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2025
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	13,324	Other net operating income(expense)
	Foreign currencies translation risk	(18,357)	Other net operating income(expense)

		For the nine-month period ended September 30, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(93)	Other net operating income(expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2025
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	2,086	37	—	Other net operating income (expense)	(24,855)	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(62,936)	(860)	451	Other net operating income (expense)	62,603	Other net operating income (expense)
	Foreign currencies translation risk	(44,961)	94	222	Other net operating income (expense)	43,361	Other net operating income (expense)

		For the nine-month period ended September 30, 2024
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	76	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	14,921	—	1,218	Other net operating income (expense)	(14,194)	Other net operating income (expense)
	Foreign currencies translation risk	15,828	—	220	Other net operating income (expense)	(12,266)	Other net operating income (expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		September 30, 2025
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	58,576	(15,464)	43,112	—	—

		September 30, 2024
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	(26,091)	6,888	(19,203)	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss for the nine-month periods ended September 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

22.	EQUITY

(1)	Details of equity as of September 30, 2025 and December 31, 2024 are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	3,510,947	3,810,435
Capital surplus
Paid in capital in excess of par	854,499	854,499
Others	79,786	79,601

Sub-total	934,285	934,100

Capital adjustments
Treasury stocks	(35,517)	(35,517)
Other adjustments (*1)	(1,646,415)	(1,699,038)

Sub-total	(1,681,932)	(1,734,555)

Accumulated other comprehensive income
Gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,355	1,348
Financial assets at FVTOCI	(73,564)	60,438
Changes in capital due to equity method	(7,353)	(1,886)
Net financial gain (loss) on insurance contract assets (liabilities)	227,735	—
Net financial gain (loss) on reinsurance contract assets (liabilities)	(232)	—
Gain (loss) on foreign currency translation of foreign operations	275,925	523,780
Gain (loss) on hedges of net investment in foreign operations	(106,465)	(149,577)
Remeasurements of defined benefit plan	(145,065)	(86,218)
Gain (loss) on valuation of cash flow hedge	(27,712)	(14,215)

Sub-total	144,624	333,670

Retained earnings (*2) (*3)	28,645,003	26,950,510
Non-controlling interest (*4) (*5)	1,795,905	1,798,433

Total	37,151,508	35,895,269

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,678,017 million Won and 2,392,542 million Won as of September 30, 2025 and December 31, 2024, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 554,990 million Won and 442,650 million Won as of September 30, 2025 and December 31, 2024 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,406,513 million Won and 1,645,947 million Won as of September 30, 2025 and December 31, 2024, respectively, are recognized as non-controlling interests. 80,530 million Won and 49,556 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the nine-month periods ended September 30, 2025 and 2024, respectively.

(*5)

10,995 million Won of dividends for the hybrid securities issued by Tongyang Life Insurance Co., Ltd. are allocated to net profit and loss of the non-controlling interests for the nine-month periods ended September 30, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(2)	The number of authorized shares and others of the Group are as follows:

	September 30, 2025	December 31, 2024
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	734,076,320 Shares	742,591,501 Shares
Capital stock (*)	3,802,676 million Won	3,802,676 million Won

(*)	Due to profit cancellation, the capital stock differs from the total par value of the issued shares.

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2025	December 31, 2024
Securities in local currency	2020-02-06	—	3.34	—	400,000
Securities in local currency	2020-06-12	—	3.23	—	300,000
Securities in local currency	2020-10-23	—	3	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.6	200,000	200,000
Securities in local currency	2022-02-17	—	4.1	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	400,000
Securities in local currency	2024-06-19	—	4.27	400,000	400,000
Securities in local currency	2024-10-10	—	4	400,000	400,000
Securities in local currency	2025-05-13	—	3.45	400,000	—
Issuance cost				(9,053)	(9,565)

Total				3,510,947	3,810,435

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2025
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Non-controlling interest adjustments	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	60,438	(90,373)	(107,148)	49,726	13,793	(73,564)
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	10	—	(3)	—	1,355
Changes in capital due to equity method	(1,886)	(7,390)	—	1,923	—	(7,353)
Gain (loss) on foreign currency translation of foreign operations	523,780	(255,742)	—	7,887	—	275,925
Gain (loss) on hedges of net investment in foreign operations	(149,577)	58,576	—	(15,464)	—	(106,465)
Remeasurement gain (loss) related to defined benefit plan	(86,218)	(80,567)	—	21,242	478	(145,065)
Gain (loss) on valuation of cash flow hedge	(14,215)	(105,809)	81,109	5,154	6,049	(27,712)
Net financial gain (loss) on insurance contract assets (liabilities)	—	348,451	—	(84,523)	(36,193)	227,735
Net financial gain (loss) on reinsurance contract assets (liabilities)	—	(1,304)	—	169	903	(232)

Total	333,670	(134,148)	(26,039)	(13,889)	(14,970)	144,624

(*)

The increase (decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 1,377 million Won are due to disposal of equity securities during the period.

	For the nine-month period ended September 30, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	79,694	166,691	(20,600)	(35,010)	190,775
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	1,577	—	(416)	1,161
Changes in capital due to equity method	3,471	(5,499)	—	1,513	(515)
Gain (loss) on foreign currency translation of foreign operations	15,579	104,229	—	(2,178)	117,630
Gain (loss) on hedges of net investment in foreign operations	(34,750)	(26,092)	—	6,888	(53,954)
Remeasurement gain (loss) related to defined benefit plan	(24,262)	(93,610)	—	25,821	(92,051)
Gain (loss) on valuation of cash flow hedge	(20,806)	6,624	(461)	667	(13,976)

Total	18,926	153,920	(21,061)	(2,715)	149,070

(*)

The increase (decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 4,843 million Won are due to disposal of equity securities during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(5)	Changes in treasury stocks for the nine-month periods ended September 30, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2025
	Beginning balance	Acquisition	Disposal and Retirement	Ending balance
Number of shares	3,082,276	8,515,377	(8,515,377)	3,082,276
Carrying amount	35,517	150,003	(150,003)	35,517

	For the nine-month period ended September 30, 2024
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	3,427,497	9,359,794	(9,705,027)	3,082,264
Carrying amount	39,348	136,712	(140,543)	35,517

(6)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Beginning balance	2,668,842	2,392,542
Changes due to business combinations	9,175	—
Planned provision of regulatory reserve for credit loss	185,859	276,300

Ending balance	2,863,876	2,668,842

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Net income before regulatory reserve	1,291,504	2,885,803	916,978	2,717,398
Provision of regulatory reserve for credit loss	49,843	185,859	173,009	323,253
Adjusted net income after the provision of regulatory reserve	1,241,661	2,699,944	743,969	2,394,145
Dividends to hybrid securities	(37,194)	(112,866)	(44,019)	(119,026)
Adjusted net income after regulatory reserve and dividends to hybrid securities	1,204,467	2,587,078	699,950	2,275,119
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,648	3,522	947	3,067

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

23.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2024 were 660 Won and 490,075 million Won, respectively, approved at the regular general shareholders’ meeting held on March 26, 2025, and were paid in April 2025.

(2)	On April 25, 2025, the Board of Directors has declared a quarterly dividend of 200 Won per share (147,428 million Won in total) and fixed record date as May 10, 2025. Dividends were paid in May 2025.

(3)

On July 25, 2025, the Board of Directors has declared a quarterly dividend of 200 Won per share (146,804 million Won in total) and fixed record date as August 10, 2025. Dividends were paid in August 2025.

24.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	92,687	213,246	63,077	177,943
Financial assets at FVTOCI	576,464	1,252,091	321,039	947,675
Financial assets at amortized cost
Securities at amortized cost	132,686	409,031	160,286	503,758
Loans and other financial assets at amortized cost
Interest on due from banks	153,683	440,129	141,985	448,596
Interest on loans	4,373,753	13,379,184	4,813,695	14,259,833
Interest of other receivables	31,853	87,221	28,772	78,925
Sub-total	4,559,289	13,906,534	4,984,452	14,787,354

Insurance finance interest income	4,750	4,750	—	—

Total	5,365,876	15,785,652	5,528,854	16,416,730

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Financial liabilities at amortized cost
Interest on deposits due to customers	1,961,437	6,217,014	2,433,537	7,153,640
Interest on borrowings	262,782	849,111	332,502	1,038,106
Interest on debentures	449,617	1,338,167	437,358	1,294,264
Other interest expense	88,254	254,834	101,790	303,277
Interest on lease liabilities	4,758	13,690	4,174	12,851
Sub-total	2,766,848	8,672,816	3,309,361	9,802,138

Insurance finance interest expense	382,249	382,249	—	—

Total	3,149,097	9,055,065	3,309,361	9,802,138

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

25.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Fees and commission received for brokerage	39,289	122,904	41,051	125,425
Fees and commission received related to credit	40,379	127,649	46,413	136,156
Fees and commission received for electronic finance	32,050	94,860	32,159	95,583
Fees and commission received on foreign exchange handling	13,976	41,695	14,344	43,065
Fees and commission received on foreign exchange	22,901	77,652	32,570	88,715
Fees and commission received for guarantee	24,654	73,910	28,635	76,364
Fees and commission received on credit card	164,398	487,492	163,386	474,663
Fees and commission received on securities business	29,142	67,639	17,522	47,662
Fees and commission from trust management	70,995	205,561	66,722	193,049
Fees and commission received on credit information	2,656	7,872	2,646	7,820
Fees and commission received related to lease	241,668	720,371	230,245	654,326
Other fees	97,074	192,781	51,351	217,399

Total	779,182	2,220,386	727,044	2,160,227

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Fees and commissions paid	99,420	279,965	83,279	239,445
Credit card commission	105,909	321,035	110,223	320,026
Securities business commission	1,001	2,016	280	876
Others	9,204	19,970	4,626	13,078

Total	215,534	622,986	198,408	573,425

26.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Dividend income related to financial assets at FVTPL	131,075	256,726	48,754	186,475
Dividend income related to financial assets at FVTOCI	6,352	23,134	2,001	17,018

Total	137,427	279,860	50,755	203,493

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Dividend income recognized from assets held as of period end:
Equity securities	6,352	22,567	2,001	17,018
Dividend income recognized from assets disposed of as of period end:
Equity securities	—	567	—	—
Total	6,352	23,134	2,001	17,018

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

27.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Gain (loss) on financial instruments at fair value through profit or loss	536,324	428,053	(106,457)	796,780
Loss on credit risk fluctuation of financial instruments designated to be measured at FVTPL	(2,034)	(16,699)	(13,660)	(14,779)

Total	534,290	411,354	(120,117)	782,001

(2)	Details of net gain or loss on financial instruments at fair value through profit or loss and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2025		Periods ended September 30, 2024
			Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	368,182	729,570	238,387	556,023
		Loss on transactions and valuation	(145,825)	(360,792)	19,535	(221,052)

		Sub-total	222,357	368,778	257,922	334,971

	Loans	Gain on transactions and valuation	11,386	14,731	1,324	15,078
		Loss on transactions and valuation	(1,362)	(1,429)	37	(550)

		Sub-total	10,024	13,302	1,361	14,528

	Other financial assets	Gain on transactions and valuation	6,389	18,597	2,305	8,741
		Loss on transactions and valuation	(5,020)	(18,946)	(6,465)	(14,556)

		Sub-total	1,369	(349)	(4,160)	(5,815)

Sub-total			233,750	381,731	255,123	343,684

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	447,819	1,504,063	633,032	2,022,968
		Loss on transactions and valuation	(366,618)	(1,480,963)	(1,021,250)	(2,166,947)

		Sub-total	81,201	23,100	(388,218)	(143,979)

	Currency derivatives	Gain on transactions and valuation	(371,897)	7,707,614	(538,810)	7,231,843
		Loss on transactions and valuation	571,237	(7,706,879)	565,560	(6,626,026)

		Sub-total	199,340	735	26,750	605,817

	Equity derivatives	Gain on transactions and valuation	102,837	103,395	60,336	1,136,840
		Loss on transactions and valuation	(80,769)	(80,992)	(60,448)	(1,145,587)

		Sub-total	22,068	22,403	(112)	(8,747)

	Other derivatives	Gain on transactions and valuation	500	724	—	5
		Loss on transactions and valuation	(535)	(640)	—	—

		Sub-total	(35)	84	—	5

Sub-total			302,574	46,322	(361,580)	453,096

Net, total			536,324	428,053	(106,457)	796,780

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The foreign exchange gains and losses are described in Note 30. (2) and (3).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(3)	Details of gains or losses on credit risk fluctuation of financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Net loss on Deposits due to customers
Net loss on valuation of Time Deposits	(2,034)	(16,699)	(13,660)	(14,779)

28.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Gain (loss) on transactions of securities	43,817	124,640	43,212	81,727

29.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Provision due to credit loss on financial assets measured at FVTOCI	(2,497)	(2,986)	(2,013)	(5,495)
Reversal(provision) for impairment loss due to credit loss on securities at amortized cost	(44)	173	1,961	2,772
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(572,352)	(1,523,008)	(472,808)	(1,252,256)
Reversal for guarantees	3,477	4,697	442	5,906
Reversal(provision) for unused loan commitment	(4,243)	2,155	(5,860)	(4,697)

Total	(575,659)	(1,518,969)	(478,278)	(1,253,770)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

30.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2025		Periods ended September 30, 2024
			Three-month	Nine-month	Three-month	Nine-month
Employee benefits	Short-term employee benefits	Salaries	496,422	1,429,215	443,267	1,321,504
		Employee fringe benefits	167,933	495,071	140,025	459,770
	Share based payment		22,813	47,563	9,226	21,509
	Retirement benefit service costs		49,919	152,030	33,794	100,787
	Termination		294	169,686	206	(3,297)

		Sub-total	737,381	2,293,565	626,518	1,900,273

Depreciation and amortization			145,981	431,980	133,564	399,888
Other general and administrative expenses	Rent		33,732	95,552	33,182	91,889
	Taxes and public dues		42,506	155,141	46,179	160,060
	Service charges		68,728	197,205	63,512	188,171
	Computer and IT related		45,234	123,230	38,781	100,643
	Telephone and communication		28,036	77,259	21,924	65,699
	Advertising		45,252	109,489	40,336	106,286
	Printing		1,127	3,362	1,258	3,693
	Traveling		3,343	9,587	3,594	9,917
	Supplies		1,982	5,531	2,098	6,161
	Insurance premium		5,623	12,268	3,471	10,371
	Maintenance		6,574	18,162	6,379	18,378
	Water, light, and heating		5,900	15,574	5,308	15,083
	Vehicle maintenance		2,977	8,693	3,591	10,675
	Others (*)		35,715	132,579	27,423	70,918

		Sub-total	326,729	963,632	297,036	857,944

	Total		1,210,091	3,689,177	1,057,118	3,158,105

(*)	It includes 50,710 million Won in in-house welfare fund contributions for the nine-month period ended September 30, 2025.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Gains on transactions of foreign exchange (*)	295,874	1,493,373	482,246	645,566
Gains related to derivatives (designated for hedging)	82,795	168,032	28,397	112,323
Gains on fair value hedged items	3,572	7,459	(41,004)	1,016
Others	120,241	337,206	103,636	265,226

Total	502,482	2,006,070	573,275	1,024,131

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 27. (2).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Losses on transactions of foreign exchange (*1)	279,430	752,370	105,834	854,189
KDIC deposit insurance premium	118,605	375,187	131,815	379,000
Contribution to miscellaneous funds	129,178	391,434	135,998	396,998
Losses related to derivatives (Designated for hedging)	250,982	362,503	(43,522)	777
Losses on fair value hedged items	17,070	76,971	66,433	95,686
Others (*2)	315,115	956,424	285,763	838,320

Total	1,110,380	2,914,889	682,321	2,564,970

(*1)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 27. (2).

(*2)

Other expense includes 24,404 million Won and 20,562 million Won for intangible asset amortization cost and 471,681 million Won and 430,925 million Won for lease depreciation cost for the nine-month periods ended September 30, 2025 and 2024, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2025 and December 31, 2024 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		—
Number of shares remaining	As of September 30, 2025	56,029 shares
	As of December 31, 2024	1,105,292 shares
Number of shares granted (*2)	As of September 30, 2025	56,029 shares
	As of December 31, 2024	1,105,292 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		25,465 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		0.25 years
Number of shares remaining	As of September 30, 2025	960,777 shares
	As of December 31, 2024	960,777 shares
Number of shares granted (*2)	As of September 30, 2025	960,777 shares
	As of December 31, 2024	960,777 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		23,673 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		1.25 years
Number of shares remaining	As of September 30, 2025	916,849 shares
	As of December 31, 2024	916,849 shares
Number of shares granted (*2)	As of September 30, 2025	916,849 shares
	As of December 31, 2024	916,849 shares
Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		22,006 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		2.25 years
Number of shares remaining	As of September 30, 2025	1,384,504 shares
	As of December 31, 2024	1,384,504 shares
Number of shares granted (*2)	As of September 30, 2025	1,384,504 shares
	As of December 31, 2024	1,384,504 shares
Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		2029-01-01
Fair value (*1)		20,457 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		3.25 years
Number of shares remaining	As of September 30, 2025	787,535 shares
	As of December 31, 2024	—
Number of shares granted (*2)	As of September 30, 2025	787,535 shares
	As of December 31, 2024	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement and used for measuring the liability.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Long-term performance indicators include relative shareholder return, common equity ratio, return on equity, net income, selling, general and administrative expenses ratio, non-performing loan ratio, and performance of assigned duties.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of September 30, 2025 and December 31, 2024, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 93,707 million Won and 62,557 million Won, respectively, including the carrying amount of liabilities related to key management of 38,241 million Won and 16,660 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

31.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Gains on valuation of investments in joint ventures and associates	14,935	99,338	16,586	68,467
Losses on valuation of investments in joint ventures and associates	167	(12,548)	(641)	(12,891)

Total	15,102	86,790	15,945	55,576

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Other non-operating incomes	620,129	672,645	29,672	59,268
Other non-operating expenses	(94,207)	(145,045)	(21,928)	(104,305)

Total	525,922	527,600	7,744	(45,037)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Rental fee income	11,930	22,535	6,362	15,808
Gains on disposal of investments in joint ventures and associates	1,373	1,795	17,184	17,855
Gains on disposal of Premises and equipment, intangible assets and other assets	19,497	35,662	790	3,401
Reversal of impairment losses of Premises and equipment, intangible assets and other assets	(3)	916	39	62
Bargain purchase gain	581,010	581,010
Others (*)	6,322	30,727	5,297	22,142

Total	620,129	672,645	29,672	59,268

(*)

Other special gains related to other provisions for the nine-month periods ended September 30, 2025 and 2024 include 3 million Won and 2,517 million Won, respectively, of other special gain related to other provisions.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2025		Periods ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Depreciation on investment properties	2,829	5,595	1,456	6,788
Operating expenses on investment properties	336	966	438	1,580
Losses on disposal of investments in joint ventures and associates	96	337	(6)	432
Losses on disposal of Premises and equipment, intangible assets and other assets	1,563	2,623	157	1,470
Impairment losses of Premises and equipment, intangible assets and other assets	39,206	39,588	1	1,363
Donation	7,903	27,534	6,785	49,044
Others (*)	42,274	68,402	13,097	43,628

Total	94,207	145,045	21,928	104,305

(*)	Other special losses related to other provisions for the nine-month periods ended September 30, 2025 and 2024 are 32,137 million Won and 24,069 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

32.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2025	2024
Current tax expense:
Current tax expense with respect to the current period	971,284	684,356
Adjustments recognized in the current period in relation to the tax expense of prior periods	8,579	(35,922)
Income tax expense directly attributable to other equity	819	6,889

Sub-total	980,682	655,323

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	(288,696)	226,939
Income tax expense (income) directly attributable to equity	1,575	(9,603)
Others	770	1,512

Sub-total	(286,351)	218,848

Income tax expense	694,331	874,171

Income tax expense was recognized based on the best estimate of the weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the September 30, 2025, is 19.4% (The weighted average annual effective tax rate for the September 30, 2024, is 24.3%).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

33.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Period ended September 30, 2025		Period ended September 30, 2024
	Three-month	Nine-month	Three-month	Nine-month
Net income attributable to common shareholders	1,243,918	2,795,937	904,371	2,659,867
Dividends to hybrid securities	(37,194)	(112,866)	(44,019)	(119,026)
Net income attributable to common shareholders	1,206,724	2,683,071	860,352	2,540,841
Weighted average number of common shares outstanding (Unit: million shares)	731	735	740	742
Basic EPS (Unit: Korean Won)	1,651	3,650	1,162	3,424

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the nine-month period ended September 30, 2025
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	742,591,501	202,727,479,773
Treasury stocks	(3,082,276)	(841,461,348)
Acquisition of treasury stock	(8,515,377)	(1,331,914,171)
Disposal of treasury stock	196	13,176

Sub-total (①)		200,554,117,430

Weighted average number of common shares outstanding (②=①/273)		734,630,467

	For the nine-month period ended September 30, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	751,949,461	206,034,152,314
Treasury stocks	(3,427,497)	(939,134,178)
Acquisition of treasury stock	(9,359,794)	(1,881,379,121)
Disposal of treasury stock	347,067	57,485,038

Sub-total (①)		203,271,124,053

Weighted average number of common shares outstanding (②=①/274)		741,865,416

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine-month periods ended September 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

34.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Confirmed guarantees
Guarantee for loans	73,487	60,571
Acceptances	410,178	617,599
Guarantees in acceptances of imported goods	115,673	75,265
Other confirmed guarantees	10,172,192	10,337,850

Sub-total	10,771,530	11,091,285

Unconfirmed guarantees
Local letters of credit	220,864	167,580
Letters of credit	2,841,026	3,213,170
Other unconfirmed guarantees	1,480,284	1,558,187

Sub-total	4,542,174	4,938,937

Commercial paper purchase commitments and others	507,352	581,040

Total (*)	15,821,056	16,611,262

(*)	Includes financial guarantees of 4,809,186 million won and 4,156,790 million won as of September 30, 2025 and December 31, 2024, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	September 30, 2025	December 31, 2024
Loan commitments	137,115,325	133,863,588
Other commitments (*)	9,574,676	6,564,353

(*)

As of September 30, 2025 and December 31, 2024, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 3,799,350 million won and 1,992,030 million won, respectively.

(3)	Litigation case

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 1,002 cases (litigation value of 867,891 million Won) and 871 cases (litigation value of 862,669 million Won) as of September 30, 2025 and December 31, 2024 respectively, and provisions for litigations are 62,414 million Won and 23,233 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(4)	Other commitments

1)	The obligations related to guaranteed completion with trust business as of September 30, 2025, are as follows (Unit: Korean Won in millions):

	Responsibility for Completion	cases	Initial PF Commitment Limit	Amount of PF Loans (*3)	Amount of unused PF limit (*4)	Amount of Trust Account Limit (*4)	Amount of Trust Account
Responsible completion land trust (*1)	Our Responsibility for Completion Deadline Passed (including completed projects)	3	200,000	38,733	55,013	5,700	5,559
Redevelopment Land Trust	Our Obligation to Bear Responsibility for Completion (*2)	2	77,668	37,140	76,235	27,500	11,277
Total		5	277,668	75,873	131,248	33,200	16,836

(*1)

Responsible completion land trust is a trust in which the Woori Asset Trust Co., Ltd., subsidiary, is only liable to the lending financial institution for the completion guarantee obligation in case the contractor fails to fulfill the obligation. If the company is unable to fulfill the completion guarantee obligation, it is responsible for compensating the lending financial institution for any losses incurred.

(*2)

In redevelopment projects where the Korea Housing & Urban Guarantee Corporation guarantees project financing loans, the project operator is responsible for the completion guarantee obligation according to the standard project agreement terms of the Korea Housing & Urban Guarantee Corporation, but the completion guarantee period has not yet expired as of September 30, 2025.

(*3)

Since, for projects where it is highly likely that our subsidiary Woori Asset Trust will bear the responsibility for completion and where the possibility and amount of loss can be reliably estimated, these impacts have been reflected in the financial statements at the end of the current period. However, for projects where the risk of Woori Asset Trust bearing the completion guarantee obligations is considered low or where the possibility and amount of loss cannot be reliably estimated, these impacts have not been reflected in the financial statements at the end of the current period.

(*4)	The trust account limit may be subject to change during the project progress due to reasons such as limit deductions.

2)

As of September 30, 2025, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 36 debt-type land trust contracts including Boutique Terrace Hotel in Woo-dong, Haeundae-gu, Busan. The maximum loan amount (unused limit) is 179,291 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)

Since 2023, an investigation has been conducted by Fair Trade Commission regarding Loan-To-Value ratio. Woori Bank, a subsidiary cannot reasonably estimate its impact on consolidated financial statements.

5)

As of September 30, 2025, Tongyang Life Insurance Co., Ltd., a subsidiary, has entered into an agreement with Tongyang Leisure to amend the existing lease and transfer operating rights for the golf course, contingent upon the conversion of the golf course to public access, member consent, and court approval of the rehabilitation plan. The agreement includes clauses to pay variable compensation amount based on the sale proceeds, in consideration of the fulfillment of contractual obligations and the transfer of business rights. Member consent and the conversion to public access have been completed, and the variable compensation will be recognized when the decision to sell is made.

6)

As of September 30, 2025, Tongyang Life Insurance, a subsidiary, is under investigation by the Financial Services Commission regarding potential violations of the Credit Information Use and Protection Act.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

35.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of September 30, 2025 and December 31, 2024, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the nine-month periods ended September 30, 2025 and 2024 are as follows. Please refer to Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	September 30, 2025	December 31, 2024
Associates	W Service Networks Co., Ltd.	Loans	45	51
		Deposits due to customers	1,591	3,054
		Accrued expenses	60	86
		Other liabilities	318	339
	Korea Credit Bureau Co., Ltd.	Loans	—	1
		Deposits due to customers	1,384	780
		Accrued expenses	—	13
		Other liabilities	3	—
	Korea Finance Security Co., Ltd.	Loans	3,533	3,225
		Loss allowance	(23)	(43)
		Deposits due to customers	5,369	1,145
		Other liabilities	1	3
	LOTTE CARD Co. Ltd.	Loans	14,022	27,913
		Account receivables	20	21
		Loss allowance	(54)	(297)
		Derivative asset	1,676	1,075
		Other assets	266	49
		Deposits due to customers	26,712	20,207
		Accrued expenses	48	—
		Derivative liabilities	367	—
		Other liabilities	545	273
	K BANK Co., Ltd.	Loans	22	18
		Account receivables	7	32
		Cash and cash equivalents	205	—
		Other assets	55	—
		Other liabilities	187,173	193,719
	Others (*)	Loans	23,417	38,819
		Loss allowance	(157)	(273)
		Other assets	19,618	66,088
		Deposits due to customers	2,288	3,575
		Other liabilities	2,084	232

(*)	Others include Godo Kaisha Oceanos 1 and etc., as of September 30, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine-month periods ended September 30
Related parties		Account title	2025	2024
Associates	W Service Network Co., Ltd.	Other income	27	—
		Interest expenses	23	28
		Fees expenses	235	—
		Other expenses	763	509
	Korea Credit Bureau Co., Ltd.	Interest expenses	4	—
		Fees expenses	3,876	3,025
		Other expenses	61	113
	Korea Finance Security Co., Ltd.	Interest income	113	108
		Interest expenses	1	3
		Provision (Reversal) of allowance for credit loss	(23)	(30)
		Other expenses	19	19
	LOTTE CARD Co., Ltd.	Interest income	939	749
		Fees income	3,040	3,064
		Other incomes	—	579
		Interest expenses	1,839	3,124
		Fees expenses	732	—
		Provision (Reversal) of allowance for credit loss	(272)	31
		Gains on fair value hedged items	600
		Losses on fair value hedged items	473	—
	K BANK Co., Ltd.	Fees income	141	171
		Fees expenses	3	—
	Others (*)	Interest income	354	630
		Fees income	29,178	50,530
		Dividend income	—	3,712
		Other income	5,256	2,387
		Interest expenses	27	16,460
		Other expenses	—	1,357
		Provision of allowance for credit loss	(116)	215

(*)	Others include Win Mortgage Co.,Ltd. and etc., for the nine-month periods ended September 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(3)	Major loan transactions with related parties for the nine-month periods ended September 30, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2025
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	51	322	328	—	45
	Korea Credit Bureau Co., Ltd.	1	2	3	—	—
	Korea Finance Security Co., Ltd.	3,225	1,949	1,641	—	3,533
	LOTTE CARD Co., Ltd.	27,913	—	13,213	(678)	14,022
	K BANK Co., Ltd.	18	200	196	—	22
	Win Mortgage Co.,Ltd.	8	181	170	—	19
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,770	22,921	40,645	2,311	23,357

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the nine-month period ended September 30, 2024
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	108	375	448	—	34
	Korea Credit Bureau Co., Ltd.	1	2	2	—	—
	Korea Finance Security Co., Ltd.	3,228	1,706	2,102	—	2,832
	LOTTE CARD Co., Ltd.	12,209	275,580	262,209	(110)	25,470
	K BANK Co., Ltd.	54	246	272	—	27
	Win Mortgage Co.,Ltd.	15	174	177	—	12
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,121	—	—	154	38,275
	Woori ZIP 1	11,317	—	11,227	(90)	—
	Woori ZIP 2	16,063	—	15,936	(127)	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the nine-month periods ended September 30, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2025
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	—	—	1,000
	Win Mortgage Co.,Ltd.	1,387	2,373	2,202	1,558
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the nine-month period ended September 30, 2024
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	1,300	1,300	1,000
	Win Mortgage Co.,Ltd.	600	1,929	800	1,729

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the nine-month periods ended September 30, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	September 30, 2025	December 31, 2024	Warranty
Korea Finance Security Co., Ltd.	327	635	Unused loan commitment
Korea Credit Bureau Co., Ltd.	35	34	Unused loan commitment
W Service Network Co., Ltd.	135	129	Unused loan commitment
K BANK Co., Ltd.	278	282	Unused loan commitment
LOTTE CARD Co. Ltd.	498,300	498,400	Unused loan commitment
LOTTE CARD Co. Ltd.	1,613	1,691	Confirmed Foreign Currency Payment Guarantee
Win Mortgage Co.,Ltd.	31	42	Unused loan commitment
Woori IMM Greean Net Zero Fund	17,779	—	Unused loan commitment
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	15,459	—	Unused loan commitment
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	5,226	—	Unused loan commitment

As of September 30, 2025 and December 31, 2024, the recognized payment guarantee provisions are 273 million Won and 272 million Won, respectively, in relation to the guarantees provided to the related parties above.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(7)	Amount of commitments with the related parties are as follows (Unit: Korean Won in millions):

Warrantee	September 30, 2025	December 31, 2024	Warranty
NH Woori Newdeal Growth Alpha Private Equity Fund 1	10,878	15,906	Securities purchase commitment
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	990,000	990,000	Securities purchase commitment
BTS 2nd Private Equity Fund	1,854	1,854	Securities purchase commitment
STASSETS FUND III	1,500	3,000	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	3,443	3,443	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	28,076	30,949	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	454	60	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	82,500	97,500	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	50	148	Securities purchase commitment
Woori Real Estate Investment No. 1 Limited Liability Company	7,100	7,100	Securities purchase commitment
Woori Future Energy Private Special Asset Investment Trust(General) No.1	33,600	33,600	Securities purchase commitment
LOTTE CARD Co., Ltd.	440,000	350,000	Derivative commitment
Woori IMM Greean Net Zero Fund	22,402	—	Securities purchase commitment
Woori NH Co-Growth Private Equity Fund I	75,000	—	Securities purchase commitment
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	5,226	—	Securities purchase commitment
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	15,459	—	Securities purchase commitment

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(8)	Major investment and Recovery transactions (Unit: Korean Won in millions):

Details of major investment and recovery transactions with related parties during nine-month periods ended September 30, 2025 are described in Note 12.(2). There are no other significant investment and recovery transactions.

	For the nine-month period ended September 30, 2024
Related parties	Investment and others (*)	Recovery and others (*)
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	500,000	1,054,004

(*)	Investment and recovery transactions of associates that are not accounted for as financial instruments at fair value through profit or loss are described in Note 12.(2).

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2025	2024
Short-term employee salaries	19,044	25,783
Retirement benefit service costs	732	871
Share-based compensation	15,649	7,700

Total	35,425	34,354

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 2,998 million won and 3,523 million won, as of September 30, 2025 and December 31, 2024 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 10,867 million won and 69,372 million won, respectively, as of September 30, 2025 and December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

36.	BUSINESS COMBINATION

(1)	Tongyang Life Insurance Co., Ltd.

1)	General

The Group obtained approval from the Financial Services Commission on May 2, 2025, to include a subsidiary, and acquired 77.9% of the interest (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. (“Tongyang Life”) on July 1, 2025, thereby obtaining control. The primary purpose of this business combination is to maximize synergy effects among consolidated subsidiaries and strengthen the non-banking business portfolio.

From the acquisition date (July 1, 2025) to the end of the current reporting period, Tongyang Life’s operating loss and net income reflected in the consolidated statement of comprehensive income amounted to 1,297 million Won and 13,971 million Won, respectively. Assuming that the acquisition of Tongyang Life had occurred at the beginning of the annual reporting period (January 1, 2025), Tongyang Life’s operating income and net income that would have been recognized in the consolidated statement of comprehensive income are estimated to be 98,757 million Won and 96,384 million Won, respectively.

2)	Identifiable net assets

(Unit: Korean Won in millions) Amount
Assets
Cash and cash equivalents	286,417
Financial assets at fair value through profit or loss	5,799,449
Securities at fair value through other comprehensive income	21,635,551
Financial assets at amortized cost	6,544,801
Derivative assets	172,326
Investment properties	426,509
Premises and equipment	115,287
Intangible assets	29,953
Deferred tax assets	130,646
Investments in associates	28,521
Reinsurance contracts assets	578,741
Other assets	53,754

Sub-total	35,801,955

Liabilities
Insurance contract liabilities	28,743,076
Reinsurance contract liabilities	10,900
Investment contract liabilities	3,474,425
Financial liabilities at fair value through profit or loss	256
Financial liabilities at amortized cost	1,100,627
Derivative liabilities	196,317
Provisions	41,393
Other liabilities	35,503

Sub-total	33,602,497

Identifiable Net Assets Fair value (*)	2,199,458

(*)	The Group measured the identifiable assets and liabilities of the acquiree at their fair values as of the acquisition date for the purpose of allocating the consideration transferred.

If, within one year from the acquisition date, new information is obtained about facts and circumstances that existed at the acquisition date requiring adjustments to the amounts recognized at that date, or if additional provisions existing at the acquisition date need to be recognized, such adjustments will be accounted for in the business combination.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

3)	Bargain purchase gain

A bargain purchase gain occurred as the fair value of identifiable net assets exceeded the consideration transferred.

(Unit: Korean Won in millions) Amount
Consideration transferred	1,281,963
Identifiable net assets fair value	2,199,458
Non-controlling interests (*1)	236,994
Hybrid securities (*2)	406,310
Bargain purchase gain (Goodwill) (*3)	274,191

(*1)	The non-controlling interests in Tongyang Life acquired during the current period were measured at the fair value based on the closing price at the acquisition date.

(*2)

It is a hybrid securities issued by Tongyang Life and classified as equity, which does not grant rights to a proportionate interest of the acquiree’s identifiable net assets, and was measured at fair value using the Hull-White valuation method with discount rates based on credit ratings, interest rate volatility, and exchange rates as input variables.

(*3)	Included in other non-operating income in the consolidated statement of comprehensive income.

4)	Business combination costs

The Group incurred costs of 1,972 million Won related to the business combination, including legal fees and due diligence fees, which were recognized as fees and commissions expenses in the consolidated statement of comprehensive income.

5)	Net cash outflows from the business combination

(Unit: Korean Won in millions) Amount
Consideration paid in cash	1,281,963
Cash and cash equivalents acquired	286,417

Less: Total	995,546

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

(2)	ABL Life Insurance Co., Ltd.

1)	General

The Group obtained approval from the Financial Services Commission on May 2, 2025, to include a subsidiary, and acquired 100% of the interest of ABL Life Insurance Co., Ltd. (“ABL Life”) on July 1, 2025, thereby obtaining control. The primary purpose of this business combination is to maximize synergy effects among consolidated subsidiaries and strengthen the non-banking business portfolio.

From the acquisition date (July 1, 2025) to the end of the current reporting period, ABL Life’s operating income and net income reflected in the consolidated statement of comprehensive income amounted to 54,787 million Won and 38,755 million Won, respectively. Assuming that the acquisition of ABL Life had occurred at the beginning of the annual reporting period (January 1, 2025), ABL Life’s operating income and net income that would have been recognized in the consolidated statement of comprehensive income are estimated to be 120,238 million Won and 72,612 million Won, respectively.

2)	Identifiable net assets

(Unit: Korean Won in millions) Amount
Assets
Cash and cash equivalents	327,090
Financial assets at fair value through profit or loss	5,724,722
Securities at fair value through other comprehensive income	11,300,915
Financial assets at amortized cost	1,647,554
Derivative assets	31,506
Investment properties	154,006
Premises and equipment	329,899
Intangible assets	36,152
Deferred tax assets	305,354
Reinsurance contracts assets	7,704
Other assets	41,402

Sub-total	19,906,304

Liabilities
Insurance contract liabilities	18,324,194
Reinsurance contract liabilities	125,450
Investment contract liabilities	930
Financial liabilities at fair value through profit or loss	8,239
Financial liabilities at amortized cost	828,081
Derivative liabilities	27,827
Provisions	14,848
Other liabilities	4,970

Sub-total	19,334,539

Identifiable Net Assets Fair value (*)	571,765

(*)	The Group measured the identifiable assets and liabilities of the acquiree at their fair values as of the acquisition date for the purpose of allocating the consideration transferred.

If, within one year from the acquisition date, new information is obtained about facts and circumstances that existed at the acquisition date requiring adjustments to the amounts recognized at that date, or if additional provisions existing at the acquisition date need to be recognized, such adjustments will be accounted for in the business combination.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND 2024 (UNAUDITED)

3)	Bargain purchase gain

A bargain purchase gain occurred as the fair value of identifiable net assets exceeded the consideration transferred.

(Unit: Korean Won in millions) Amount
Consideration transferred	264,946
Identifiable net assets fair value	571,765
Bargain purchase gain (*)	306,819

(*)	Included in other non-operating income in the consolidated statement of comprehensive income.

4)	Business combination costs

The Group incurred costs of 301 million Won related to the business combination, including legal fees and due diligence fees, which were recognized as fees and commissions expenses in the consolidated statement of comprehensive income.

5)	Net cash inflows from the business combination

(Unit: Korean Won in millions) Amount
Consideration paid in cash	264,946
Cash and cash equivalents acquired	327,090

Less: Total	62,144

37.	EVENTS AFTER THE REPORTING PERIOD

On October 24, 2025, the Group’s Board of Directors has declared to pay a quarterly dividend of 200 Won per share (total dividend of 146,804 million Won), with the record date set as of November 10, 2025. Dividends will be paid in November 28, 2025.